 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-266686
Prospectus Supplement No. 2
(to Prospectus dated March 17, 2023)

Getty Images Holdings, Inc.
397,045,769 shares of Class A Common Stock

This prospectus supplement (“Prospectus Supplement No. 2”) updates and supplements the prospectus dated March 17, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266686). This Prospectus Supplement No. 2 is being filed to update and supplement the information in the Prospectus and in the prospectus supplement dated May 10, 2023 ("Prospectus Supplement No. 1") with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this Prospectus Supplement No. 2.
This Prospectus, Prospectus Supplement No. 1, and Prospectus Supplement No. 2 relate to the offer and sale from time to time by the selling security holders identified in this prospectus (including their transferees, donees, pledgees and other successors-in-interest) (the “Selling Securityholders”) of: up to 397,045,769 shares of Class A Common Stock (the “Total Resale Shares”), including (i) 211,176,779 shares of Class A Common Stock which shares were originally issued to certain Getty Images Equityholders (as defined herein) in connection with the consummation of the Business Combination as merger consideration at an equity consideration value of $10.00 per share, (ii) up to 58,682,241 shares of Class A Common Stock (the “Earn-Out Shares”) that certain Griffey Global (as defined herein) equity holders received after achieving certain vesting conditions described herein as merger consideration (at an equity consideration value of $10.00 per share), (iii) up to 3,930,753 shares of Class A Common Stock issuable to certain Getty Images Equityholders upon the exercise or vesting of certain equity awards: (A) 2,753,341 of such shares have an exercise price of $3.13 per share, (B) 555,430 of such shares have an exercise price of $7.82 per share, (C) 228,107 of such shares have an exercise price of $2.74 per share,

We will not receive any proceeds from the sale of shares of our Class A Common Stock (the “Class A Common Stock”) by the Selling Securityholders pursuant to this Prospectus, Prospectus Supplement No. 1, and Prospectus Supplement No. 2. We will pay the expenses, other than underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities, associated with the sale of securities pursuant to this Prospectus, Prospectus Supplement No. 1, and Prospectus Supplement No. 2.

Our registration of the securities covered by this Prospectus, Prospectus Supplement No. 1, and Prospectus Supplement No. 2 does not mean that the Selling Securityholders will offer or sell any of the securities. The Selling Securityholders may offer and sell the securities covered by this Prospectus, Prospectus Supplement No. 1, and Prospectus Supplement No. 2 in a number of different ways and at varying prices. Please see “Plan of Distribution” for more information. In addition, certain of the securities being registered hereby are subject to vesting and/or transfer restrictions that may prevent the Selling Securityholders from offering or selling of such securities upon the effectiveness of the registration statement of which this Prospectus, Prospectus Supplement No. 1, and Prospectus No. 2 are a part. See “Description of Securities” for more information.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Our Class A Common Stock are traded on the New York Stock Exchange (the “NYSE”) under the symbol “GETY”. On May 10, 2023, the last reported sale price of our Class A Common Stock on the NYSE was $6.31 per share.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our Class A Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 16 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Prospectus Supplement No. 2 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 11, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q
(Mark One)
☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended March 31, 2023
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from               to
GETTY IMAGES HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-41453 (Commission File Number)	87-3764229 (I.R.S. Employer Identification Number)
605 5th Ave S. Suite 400
Seattle, WA 98104
(Address of principal executive offices)   (Zip Code)
(206) 925-5000
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	GETY	New York Stock Exchange
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
As of May 5, 2023, 397,100,516 shares of Class A common stock, par value $0.0001 per share of Getty Images Holdings, Inc. were issued and outstanding.

GETTY IMAGES HOLDINGS, INC.
Form 10-Q
i

PART I – FINANCIAL INFORMATION
Cautionary Note Regarding Forward-Looking Statements
Certain statements included in this Quarterly Report on Form 10-Q that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of the words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this report, and on the current expectations of our management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond our control.
These forward-looking statements are subject to a number of risks and uncertainties, including:
•our inability to continue to license third-party content and offer relevant quality and diversity of content to satisfy customer needs;
•our ability to attract new customers and retain and motivate an increase in spending by its existing customers;
•the user experience of our customers on our websites;
•the extent to which we are able to maintain and expand the breadth and quality of our content library through content licensed from third-party suppliers, content acquisitions and imagery captured by its staff of inhouse photographers;
•the mix of and basis upon which we license our content, including the price-points at, and the license models and purchase options through, which we license our content;
•the risk that we operate in a highly competitive market;
•the risk that we are unable to successfully execute our business strategy or effectively manage costs;
•our inability to effectively manage our growth;
•our inability to maintain an effective system of internal controls and financial reporting;
•the risk that we may lose the right to use “Getty Images” trademarks;
•our inability to evaluate our future prospects and challenges due to evolving markets and customers’ industries;
•the legal, social and ethical issues relating to the use of new and evolving technologies, such as Artificial Intelligence;
•the risk that our operations in and continued expansion into international markets bring additional business, political, regulatory, operational, financial and economic risks;
•our inability to adequately adapt our technology systems to ingest and deliver sufficient new content;
•the risk of technological interruptions or cybersecurity vulnerabilities;
•the inability to expand our operations into new products, services and technologies and to increase customer and supplier awareness of new and emerging products and services;
•the loss of and inability to attract and retain key personnel that could negatively impact our business growth;
•the inability to protect the proprietary information of customers and networks against security breaches and protect and enforce intellectual property rights;
•our reliance on third parties;
•the risks related to our use of independent contractors;
•the risk that an increase in government regulation of the industries and markets in which we operate could negatively impact our business;
•the impact of worldwide and regional political, military or economic conditions, including declines in foreign currencies in relation to the value of the U.S. dollar, hyperinflation, higher interest rates, devaluation the impact of recent bank failures on the marketplace and the ability to access credit and significant political or civil disturbances in international markets where we conduct business;
•the risk that claims, lawsuits and other proceedings that have been, or may be, instituted against us or our predecessors could adversely affect our business;
•the inability to maintain the listing of our Class A common stock on the New York Stock Exchange;
•volatility in our stock price and in the liquidity of the trading market for our Class A Common Stock;

•the risk that the COVID-19 pandemic and efforts to reduce its spread impacts our business, financial condition, cash flows and operation results more significantly than currently expected;
•changes in applicable laws or regulations;
•the risks associated with evolving corporate governance and public disclosure requirements;
•the risk of greater than anticipated tax liabilities;
•the risks associated with the storage and use of personally identifiable information;
•earnings-related risks such as those associated with late payments, goodwill or other intangible assets;
•our ability to obtain additional capital on commercially reasonable terms;
•the risks associated with being an “emerging growth company” within the meaning of the Securities Act of 1933, as amended;
•risks associated with our reliance on information technology in critical areas of our operations;
•our inability to pay dividends for the foreseeable future;
•the risks associated with additional issuances of Class A Common Stock without stockholder approval;
•costs related to operating as a public company; and
•those factors discussed under the heading “Item 1.A. Risk Factors” of our most recently filed Annual Report on Form 10-K.
If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.
These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this report are more fully described under the heading “Item 1.A. Risk Factors” in our most recently filed Annual Report on Form 10-K and in our other filings with the SEC. The risks described under the heading “Item 1.A. Risk Factors” in our most recently filed Annual Report on Form 10-K are not exhaustive. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
In addition, the statements of belief and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us, as applicable, as of the date of this report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

GETTY IMAGES HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and par value data)
(unaudited)

	March 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$116,820	$97,912
Restricted cash	4,458	4,482
Accounts receivable – net of allowance of $6,817 and $6,460, respectively	135,200	129,603
Prepaid expenses	15,180	15,728
Taxes receivable	11,542	11,297
Other current assets	14,185	10,497
Total current assets	297,385	269,519
PROPERTY AND EQUIPMENT – NET	175,952	172,083
RIGHT OF USE ASSETS	45,353	47,231
GOODWILL	1,499,889	1,499,578
IDENTIFIABLE INTANGIBLE ASSETS – NET	416,945	419,548
DEFERRED INCOME TAXES – NET	8,328	8,272
OTHER LONG-TERM ASSETS	43,253	51,952
TOTAL	$2,487,105	$2,468,183
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$90,303	$93,766
Accrued expenses	36,537	49,327
Income taxes payable	13,274	8,031
Deferred revenue	179,522	171,371
Total current liabilities	319,636	322,495
LONG-TERM DEBT – NET	1,436,674	1,428,847
LEASE LIABILITIES	44,363	46,218
DEFERRED INCOME TAXES – NET	31,458	37,075
UNCERTAIN TAX POSITIONS	37,407	37,333
OTHER LONG-TERM LIABILITIES	3,457	3,167
Total liabilities	1,872,995	1,875,135
Commitments and contingencies (Note 7)

STOCKHOLDERS’ EQUITY:
Class A common stock, $0.0001 par value: 2.0 billion shares authorized; 396.9 million shares issued and outstanding as of March 31, 2023 and 394.8 million shares issued and outstanding as of December 31, 2022	39	39
Additional paid-in capital	1,945,803	1,936,324
Accumulated deficit	(1,279,658)	(1,282,354)
Accumulated other comprehensive loss	(100,548)	(108,928)
Total Getty Images Holdings, Inc. stockholders’ equity	565,636	545,081
Noncontrolling interest	48,474	47,967
Total stockholders’ equity	614,110	593,048
TOTAL	$2,487,105	$2,468,183
See notes to unaudited condensed consolidated financial statements.

GETTY IMAGES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)
(unaudited)

	Three Months Ended March 31,
	2023	2022
REVENUE	$235,642	$230,978

OPERATING EXPENSE:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	$63,286	61,894
Selling, general and administrative expenses	102,395	93,153
Depreciation	13,023	12,512
Amortization	7,207	12,205
Other operating expense – net	279	2,706
Operating expense	186,190	182,470
INCOME FROM OPERATIONS	49,452	48,508

OTHER EXPENSE, NET:
Interest expense	(30,497)	(29,600)
(Loss) gain on fair value adjustment for swaps and foreign currency exchange contract – net	(2,085)	12,126
Unrealized foreign exchange (loss) gains – net	(10,922)	7,043
Other non-operating expense – net	488	157

Total other expense – net	(43,016)	(10,274)
INCOME BEFORE INCOME TAXES	6,436	38,234
INCOME TAX EXPENSE	(3,233)	(13,127)

NET INCOME	3,203	25,107
Less:
Net income attributable to noncontrolling interest	507	208
Redeemable Preferred Stock dividend	—	18,847
NET INCOME ATTRIBUTABLE TO GETTY IMAGES HOLDINGS, INC.	$2,696	$6,052

Net income per share attributable to Class A Getty Images Holdings, Inc. common stockholders:
Basic	$0.01	$0.03
Diluted	$0.01	$0.03

Weighted-average Class A common shares outstanding:
Basic	395,307,317	196,103,962
Diluted	408,640,904	221,527,576
See notes to unaudited condensed consolidated financial statements.

GETTY IMAGES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)
(unaudited)

	Three Months Ended March 31,
	2023	2022
NET INCOME	3,203	25,107
OTHER COMPREHENSIVE INCOME (LOSS):
Net foreign currency translation adjustment gains (losses)	8,380	(3,878)
COMPREHENSIVE INCOME	11,583	21,229
Less: Comprehensive gain attributable to noncontrolling interest	507	207
COMPREHENSIVE INCOME ATTRIBUTABLE TO GETTY IMAGES HOLDINGS, INC.	$11,076	$21,022
See notes to unaudited condensed consolidated financial statements.

GETTY IMAGES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(In thousands except share amounts)
(unaudited)

	Class A Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Getty Images Holdings, Inc. Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount
BALANCE - December 31, 2022	394,771,254	$39	$1,936,324	$(1,282,354)	$(108,928)	$545,081	$47,967	$593,048
Net income	—	—	—	2,696	—	2,696	507	3,203
Net foreign currency translation adjustment gains in comprehensive income	—	—	—	—	8,380	8,380	—	8,380
Issuance of common stock in connection with option exercises	2,081,832	—	2,639	—	—	2,639	—	2,639
Equity-based compensation activity	—	—	6,840	—	—	6,840	—	6,840
BALANCE - March 31, 2023	396,853,086	39	1,945,803	(1,279,658)	(100,548)	565,636	48,474	614,110

GETTY IMAGES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(In thousands except share amounts)
(unaudited)

	Redeemable Preferred Stock		Class A Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Getty Images Holdings, Inc. Stockholders’ Deficit	Noncontrolling Interest	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
BALANCE — December 31, 2021	677,484	$685,350	153,313,505	$1,533	$933,569	$(1,203,440)	$(78,403)	$(346,741)	$48,056	$(298,685)
Retroactive application of recapitalization			42,781,797	(1,513)	1,513			—		—
BALANCE — December 31, 2021, after effect of recapitalization (Note 2)	677,484	$685,350	196,095,302	$20	$935,082	$(1,203,440)	$(78,403)	$(346,741)	$48,056	$(298,685)
Net income						24,899		24,899	208	25,107
Net foreign currency translation adjustment gains in comprehensive loss	—	—	—	—	—	—	(3,878)	(3,878)	(1)	(3,879)
Cumulative effect of accounting change- adoption of ASU 2019-12	—	—	—	—	—	(1,360)	—	(1,360)	—	(1,360)
Issuance of common stock in connection with option exercises	—	—	11,991	—	29	—	—	29	—	29
Equity-based compensation activity	—	—	—	—	1,741	—	—	1,741	—	1,741
Redeemable Preferred Stock dividend	18,631	18,847	—	—	(18,847)	—	—	(18,847)	—	(18,847)
BALANCE — March 31, 2022	696,115	$704,197	196,107,293	$20	$918,005	$(1,179,901)	$(82,281)	$(344,157)	$48,263	$(295,894)
See notes to unaudited condensed consolidated financial statements.

GETTY IMAGES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(unaudited)

	Three Months Ended March 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,203	$25,107
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,023	12,512
Amortization	7,207	12,205
Unrealized exchange loss (gains) on foreign denominated debt	9,489	(5,582)
Equity-based compensation	6,132	1,741
Deferred income taxes – net	(40)	7,219
Uncertain tax positions	1,222	1,143
Non-cash fair value adjustment for swaps and foreign currency exchange contracts	2,085	(11,742)
Amortization of debt issuance costs	1,031	1,495
Non cash operating lease costs	1,878	2,516
Impairment of right of use assets	—	2,563
Other	723	1,567
Changes in current assets and liabilities:
Accounts receivable	(5,721)	11,366
Accounts payable	657	5,294
Accrued expenses	(5,079)	(20,624)
Lease liabilities, non-current	(2,022)	(2,992)
Income taxes receivable/payable	(2,015)	2,412
Interest Payable	(7,573)	(948)
Deferred revenue	7,833	5,419
Other	(118)	(1,306)
Net cash provided by operating activities	31,915	49,365

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(15,525)	(16,235)
Net cash used in investing activities	(15,525)	(16,235)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of debt	(2,600)	(2,600)
Proceeds from common stock issuance	2,639	29
Cash paid for equity issuance costs	(86)	(3,081)
Net cash used in financing activities	(47)	(5,652)

EFFECTS OF EXCHANGE RATE FLUCTUATIONS	2,541	(3,586)
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	18,884	23,892
CASH, CASH EQUIVALENTS AND RESTRICTED CASH – Beginning of period	102,394	191,529
CASH, CASH EQUIVALENTS AND RESTRICTED CASH – End of period	$121,278	$215,421
See notes to unaudited condensed consolidated financial statements.

GETTY IMAGES HOLDINGS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. DESCRIPTION OF THE BUSINESS
Getty Images Holdings, Inc. (the “Company” or “Getty Images”) is a preeminent global visual content creator and marketplace. Through Getty Images, iStock, and Unsplash, the Company offers a full range of content solutions to meet the needs of any customer—no matter their size—around the globe, with over 534 million assets available through its industry-leading sites. The Company services businesses in almost every country in the world with websites in 23 languages bringing content to media outlets, advertising agencies and corporations and, increasingly, serving individual creators and prosumers.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation — The Company’s accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting.
The Business Combination in July of 2022 was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, CCNB was treated as the “acquired” company and Legacy Getty is treated as the acquirer for financial reporting purposes. The consolidated assets, liabilities and results of operations prior to the Business Combination are those of Legacy Getty. The shares and corresponding capital amounts and earnings per share, prior to the Business Combination, have been retroactively restated based on shares reflecting the exchange ratio established in the Business Combination.
The accompanying unaudited condensed consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Certain notes or other information that are normally required by U.S. GAAP have been omitted if they substantially duplicate the disclosures contained in the Company’s annual audited financial statements. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes in Item 8 of Part II, “Financial Statements and Supplementary Data,” of the Company's 2022 Annual Report on Form 10-K. The accompanying unaudited interim financial statements, in the opinion of management, include all normal and recurring adjustments necessary for a fair presentation of the Company’s unaudited financial statements for the periods presented.
The results of operations for the three months ended March 31, 2023 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2023 or for any other future annual or interim period.
Estimates and Assumptions — The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and revenues and expenses reported during the period. Some of the estimates and assumptions that require the most difficult judgments are: a) the appropriateness of the valuation and useful lives of intangibles and other long-lived assets; b) the appropriateness of the amount of accrued income taxes, including the potential outcome of future tax consequences of events that have been recognized in the condensed consolidated financial statements as well as the deferred tax asset valuation allowances; c) the sufficiency of the allowance for doubtful accounts; d) the assumptions used to value equity-based compensation arrangements; e) the assumptions used to allocate transaction price to multiple performance obligations for uncapped subscription arrangements; f) the assumptions used to estimate unused capped subscription-based and credit-based products. These judgments are inherently uncertain which directly impacts their valuation and accounting. Actual results and outcomes may differ from management’s estimates and assumptions.

Cash, Cash Equivalents and Restricted Cash — The following represents the Company’s cash, cash equivalents and restricted cash as of March 31, 2023 and December 31, 2022 (in thousands):

	As of March 31, 2023	As of December 31, 2022
Cash and cash equivalents	$116,820	$97,912
Restricted cash	4,458	4,482
Total cash, cash equivalents and restricted cash	$121,278	$102,394
Cash equivalents are short-term, highly liquid investments that are both readily convertible to cash and have maturities at the date of acquisition of three months or less. Cash equivalents are generally composed of investment-grade debt instruments subject to lower levels of credit risk, including certificates of deposit and money market funds. The Company’s current cash and cash equivalents consist primarily of cash on hand, bank deposits, and money market accounts.
Restricted cash consists primarily of cash held as collateral related to corporate credit cards and real estate lease obligations.
Accounts Receivable —  Net  —  Accounts receivable are trade receivables, net of reserves for allowances for doubtful accounts totaling $6.8 million as of March 31, 2023 and $6.5 million as of December 31, 2022. The Company recorded net bad debt expense of $0.5 million and $0.4 million for the three months ended March 31, 2023 and 2022, respectively.
Allowance for doubtful accounts is calculated based on historical losses, existing economic conditions, and analysis of specific older account balances of customer and delegate accounts. Trade receivables are written off when collection efforts have been exhausted.
Minority Investment without Readily Determinable Fair Value — The carrying amount of the minority investments, which is included within “Other long-term assets” on the Condensed Consolidated Balance Sheets, was $9.8 million and $9.6 million as March 31, 2023 and December 31, 2022, respectively. The Company uses the measurement alternative for these equity investments and their carrying value is reported at cost, adjusted for impairments or any observable price changes in ordinary transactions with identical or similar investments. Revenue related to content consumed by the minority investees was not material during the three months ended March 31, 2023 and 2022.
On a quarterly basis, the Company evaluates the carrying value of its long-term investments for impairment, which includes an assessment of revenue growth, earnings performance, working capital and general market conditions. As of March 31, 2023, no adjustments to the carrying values of the Company’s long-term investments were identified as a result of this assessment. Changes in performance negatively impacting operating results and cash flows of these investments could result in the Company recording an impairment charge in future periods.
Revenue Recognition — Revenue is derived principally from licensing rights to use images, video footage and music that are delivered digitally over the internet. Digital content licenses are generally purchased on a monthly or annual subscription basis, whereby a customer either pays for a predetermined quantity of content or for access to the Company’s content library that may be downloaded over a specific period of time, or, on a transactional basis, whereby a customer pays for individual content licenses at the time of download. Also, a significant portion of revenue is generated through the sale and subsequent use of credits. Various amounts of credits are required to license digital content.
The Company maintains a credit department that sets and monitors credit policies that establish credit limits and ascertains customer creditworthiness, thus reducing the risk of potential credit loss. Revenue is not recognized unless it is determined that collectability is reasonably assured. Revenue is recorded at invoiced amounts (including discounts and applicable sales taxes) less an allowance for sales returns, which is based on historical information. Customer payments received in advance of revenue recognition are contract liabilities and are recorded as deferred revenue. Customers that do not pay in advance are invoiced and are required to make payments under standard credit terms.

The Company recognizes revenue under the core principle to depict the transfer of control to the Company’s customers in an amount reflecting the consideration to which the Company expects to be entitled. In order to achieve that core principle, the Company applies the following five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when a performance obligation is satisfied.
For digital content licenses, the Company recognizes revenue on both its capped subscription-based, credit-based sales and single image licenses when content is downloaded, at which time the license is provided. In addition, management estimates expected unused licenses for capped subscription-based and credit-based products and recognizes the revenue associated with the unused licenses throughout the subscription or credit period. The estimate of unused licenses is based on historical download activity and future changes in the estimate could impact the timing of revenue recognition of the Company’s subscription products.
For uncapped digital content subscriptions, the Company has determined that access to the existing content library and future digital content updates represent two separate performance obligations. As such, a portion of the total contract consideration related to access to the existing content library is recognized as revenue at the commencement of the contract when control of the content library is transferred. The remaining contractual consideration is recognized as revenue ratably over the term of the contract when updated digital content is transferred to the licensee, in line with when the control of the new content is transferred.
Recently Adopted Accounting Standard Updates — There were no new accounting standards adopted during the quarter ended March 31, 2023 that had a material impact on our financial position or results of operations.
Recently Issued Accounting Standard Updates — The Company implemented new applicable accounting pronouncements that are in effect and does not believe that there are any other new pronouncements that have been issued that might have a material impact on the Company's financial position or results of operations.
3. DERIVATIVE INSTRUMENTS
Interest Rate Risk — The Company does not hold or issue derivative financial instruments for trading purposes. In general, the Company’s derivative activities do not create interest rate risk because fluctuations in the value of the instruments used for economic hedging purposes are offset by fluctuations in the value of the underlying exposures being hedged. Counterparties to derivative financial instruments expose the Company to credit related losses in the event of nonperformance; however, the Company has entered into these instruments with creditworthy financial institutions and considers the risk of nonperformance to be minimal.
The following table summarizes the location and fair value amounts of derivative instruments reported in the Condensed Consolidated Balance Sheets (in thousands):

	As of March 31, 2023		As of December 31, 2022
	Asset	Liability	Asset	Liability
Derivatives not designated as hedging instruments:
Interest rate swaps	$6,947	$—	$9,032	$—
Total derivatives	$6,947	$—	$9,032	$—
Short-term derivative assets are included in “Other current assets” and long-term derivative assets are included in “Other long-term assets” on the Condensed Consolidated Balance Sheet.
The Company recognized a net loss of $2.1 million and gain of $12.1 million on the derivative instruments for the three months ended March 31, 2023 and 2022, respectively. These are included in “(Loss) gain on fair value adjustment for swaps and foreign currency exchange contract – net” on the Condensed Consolidated Statement of Operations.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company’s disclosable financial instruments consist of cash equivalents, interest rate swaps, and debt. Assets and liabilities measured at fair value on a recurring basis (cash equivalents and interest rates) and a nonrecurring basis (debt) are categorized in the tables below.
Financial instrument assets recorded at fair value as of March 31, 2023 and December 31, 2022 are as follows (in thousands):

	As of March 31, 2023
	Level 1	Level 2	Level 3	Total
Money market funds (cash equivalents)	$40,779	$—	$—	$40,779
Derivative assets:
Interest rate swaps	—	6,947	—	6,947
	$40,779	$6,947	$—	$47,726

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Money market funds (cash equivalents)	$20,462	$—	$—	$20,462
Derivative assets:
Interest rate swaps	—	9,032	—	9,032
	$20,462	$9,032	$—	$29,494
The fair value of the Company’s money market funds is based on quoted active market prices for the funds and is determined using the market approach. The fair value of the Company’s interest rate swap contracts are based on market quotes provided by the counterparty. Quotes by the counterparty are calculated based on observable current rates and forward interest rate curves. The Company recalculates and validates this fair value using publicly available market inputs using the market approach.
Financial instrument liabilities recorded or disclosed at fair value as of March 31, 2023 and December 31, 2022 are as follows (in thousands):

	As of March 31, 2023
	Level 1	Level 2	Level 3	Total
Term Loans	$—	$1,137,364	$—	$1,137,364
Senior Notes	—	299,625	—	299,625
	$—	$1,436,989	$—	$1,436,989

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Term Loans	$—	$1,112,990	$—	$1,112,990
Senior Notes	—	297,354	—	297,354
	$—	$1,410,344	$—	$1,410,344
The fair value of the Company’s Term Loans and Senior Notes are based on market quotes provided by a third-party pricing source.

5. OTHER ASSETS AND LIABILITIES
Other Long-Term Assets — Other long-term assets consisted of the following at the reported Balance Sheet dates (in thousands):

	As of March 31, 2023	As of December 31, 2022
Long term note receivable from a related party	$24,000	$24,000
Minority and other investments	12,301	12,097
Derivative asset	—	9,032
Tax receivable	2,700	2,700
Equity method investment	2,290	2,064
Long term deposits	1,615	1,609
Other	347	450
	$43,253	$51,952
Accrued Expenses — Accrued expenses at the reported Balance Sheet dates are summarized below (in thousands):

	As of March 31, 2023	As of December 31, 2022
Accrued compensation and related costs	$17,253	$23,851
Lease liabilities	9,927	10,094
Interest payable	2,438	9,993
Accrued professional fees	5,896	4,334
Other	1,023	1,055
	$36,537	$49,327

6. DEBT
Debt included the following (in thousands):

	As of March 31, 2023	As of December 31, 2022
Senior Notes	$300,000	$300,000
USD Term Loans	684,800	687,400
EUR Term Loans	456,501	446,996
Less: issuance costs and discounts amortized to interest expense	(4,627)	(5,549)
Long-term debt – net	$1,436,674	$1,428,847
The face value of the EUR Term Loans was €419.0 million as of March 31, 2023 and December 31, 2022. The table above converted the EUR Term Loans to USD using currency exchange rates as of those dates.
As of March 31, 2023, the Company was compliant with all debt covenants and obligations.
7. COMMITMENTS AND CONTINGENCIES
In the ordinary course of business, the Company enters into certain types of agreements that contingently require the Company to indemnify counterparties against third-party claims. The nature and terms of these indemnifications vary from contract to contract, and generally a maximum obligation is not stated. Because management does not believe a material liability is probable, no related liabilities were recorded at March 31, 2023 and December 31, 2022.

The Company is subject to a variety of legal claims and suits that arise from time to time in the ordinary course of business. Although management currently believes that resolving such claims, individually or in aggregate, will not have a material adverse impact on the condensed consolidated financial statements, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. The Company holds insurance policies that mitigate potential losses arising from certain indemnifications, and historically, significant costs related to performance under these obligations have not been incurred.
The Company has open tax audits in various jurisdictions and some of these jurisdictions require taxpayers to pay assessed taxes in advance or at the time of appealing such assessments. One such jurisdiction is Canada, where one of the Company’s subsidiary, iStockphoto ULC, received a tax assessment from the Canada Revenue Agency (“CRA”) in March 2023. Furthermore, the CRA has communicated additional taxes will be assessed shortly. The position taken by the CRA is related to the transactions between iStockphoto ULC and other affiliates within the Getty Images group for the 2015 Canadian income tax return filed.

As part of the appeal process in Canada, the Company may be required to pay a portion of the assessment amount, which could be up to $17.0 million in 2023. Such required payment is not an admission that the Company believes it is subject to such taxes. The Company believes that the assessment is baseless and intends to appeal and vigorously contest the assessment. The Company believes it is more likely than not it will prevail on appeal, however, if the CRA were to be successful in the appeal process, the maximum potential outcome could be up to $25.0 million.
8. REVENUE
The Company distributes its content and services offerings through three primary products:
Creative — Creative, is comprised of royalty free (“RF”) photos, illustrations, vectors and videos, that are released for commercial use and cover a wide variety of commercial, conceptual and contemporary subjects, including lifestyle, business, science, health, wellness, beauty, sports, transportation and travel. This content is available for immediate use by a wide range of customers with a depth, breadth and quality allowing our customers to produce impactful websites, digital media, social media, marketing campaigns, corporate collateral, textbooks, movies, television and online video content relevant to their target geographies and audiences. We primarily source Creative content from a broad network of professional, semi-professional and amateur creators, many of whom are exclusive to Getty Images. We have a global creative insights team dedicated to providing briefing and art direction to our exclusive contributor community.
Editorial — Editorial, is comprised of photos and videos covering the world of entertainment, sports and news. We combine contemporary coverage of events around the globe and have one of the largest privately held archives globally with access to images from the beginning of photography. We invest in a dedicated editorial team which includes over 115 staff photographers and videographers to generate our own coverage in addition to coverage from our network of content partners.
Other — The Company offers a range of additional products and services to deepen the customer relationships, enhance customer loyalty and create additional differentiation in the market. These additional products and services currently include music licensing, digital asset management and distribution services, print sales and data licensing.
The following table summarizes the Company’s revenue by product (in thousands):

	Three Months Ended March 31,
	2023	2022
Creative	$146,497	$148,398
Editorial	84,625	78,753
Other	4,520	3,827
Total Revenue	$235,642	$230,978
The March 31, 2023 deferred revenue balance will be earned as content is downloaded, services are provided or upon the expiration of subscription-based products, and nearly all is expected to be earned within the next twelve months. During the three months ended March 31, 2023, the Company recognized revenue of $82.8 million, that had been included in deferred revenue as of January 1, 2023.

9. EQUITY—BASED COMPENSATION

Equity-based compensation expense is recorded in “Selling, general and administrative expenses” in the Condensed Consolidated Statements of Operations, net of estimated forfeitures. The Company recognized equity-based compensation - net of estimated forfeitures of $6.8 million and $1.7 million for the three months ended March 31, 2023 and 2022, respectively. The Company capitalized $0.7 million of stock-based compensation expense associated with the cost of developing internal-use software during the three months ended March 31, 2023.

The Getty Images Holdings, Inc. 2022 Equity Incentive Plan (“2022 Plan”) provides for the grant of stock options, including incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock, dividend equivalents, restricted stock units (“RSU”) and other stock or cash-based awards. Equity-based awards generally vest over three or four years. Under the 2022 Plan, up to 51,104,577 shares of Class A common stock is reserved for issuance, of which 7,878,787 are available to be issued as of March 31, 2023.
Stock Options — The following tables presents a summary of the Company’s stock option activity for the three months ended March 31, 2023 (in thousands except weighted average data and years):

		Weighted	Remaining
	Number	Average	Average
	of	Exercise	Contractual
	awards	Price	Life (in Years)
Outstanding — December 31, 2022	29,935	$3.08	5.85
Granted	2,934	6.49
Exercised	(960)	2.84
Pre-vesting forfeitures	(2)	2.74
Post-vesting cancellations	—	0
Outstanding – March 31, 2023	31,907	3.4	6.06

Exercisable – March 31, 2023	26,415	$3.01	5.47
Vested and expected to vest after March 31, 2023	31,862	$3.40	6.06
Intrinsic value of stock options is calculated as the excess of market price of the Company’s common stock over the strike price of the stock options, multiplied by the number of stock options. The intrinsic value of the Company’s stock options is as follows (in thousands):

	March 31,	December 31,
	2023	2022
Stock options outstanding	$60,926	$75,888
Stock options exercisable	$56,609	$68,431
Stock options vested and expected to vest	$60,834	$75,704
The intrinsic value of stock options exercised for the three months ended March 31, 2023 was approximately $2.6 million. The intrinsic value of stock options exercised in the three months ended March 31, 2022 was insignificant.
The weighted-average grant-date fair value of stock options, the valuation model used to estimate the fair value, and the assumptions input into that model, for awards granted during the three months ended March 31, 2023 were as follows. No stock options were granted during the three months ended March 31, 2022:

Three Months Ended
March 31, 2023
Weighted average grant date fair value per award	$2.20
Valuation model used	Black-Scholes
Expected award price volatility	50.00%
Risk-free rate of return	3.70%
Expected life of awards	5.9 years
Expected rate of dividends	None
The stock volatility assumption for award-based compensation is based on historical volatilities of the common stock of several public companies with characteristics similar to those of the Company since the Company’s common stock has only been trading in the public market for a short period of time.
The risk-free rate of return represents the implied yield available during the month the award was granted for a U.S. Treasury zero-coupon security issued with a term equal to the expected life of the awards.
The expected life is measured from the grant date and is based on the simplified method calculation.
As of March 31, 2023 there was $9.5 million of total unrecognized compensation expense related to outstanding stock options, which the Company expects to recognize over a weighted average period of approximately 2.60 years.
Restricted Stock Units (including PRSUs) — The following table presents a summary of RSU activity (in thousands except weighted average data):

	Number
	of	Weighted Average
	awards	Grant-Date Fair Value
Outstanding — December 31, 2022	4,367	$5.58
Granted	3,239	$4.75
Vested	(1,122)	$5.56
Cancelled	(38)	$5.60
Outstanding – March 31, 2023	6,446	$5.17
As of March 31, 2023, the total unrecognized compensation expense related to restricted stock units is approximately $32.7 million, which is expected to be recognized over a weighted average period of approximately 2.84 years .

Performance Stock Units — The following table presents a summary of PSU activity (in thousands except weighted average data):

Number
	of	Weighted Average
	awards	Grant-Date Fair Value
Outstanding — December 31, 2022	—	$—
Granted	921	$4.73
Vested	—	$—
Cancelled	—	$—
Outstanding – March 31, 2023	921	$4.73

The number of units subject to future vesting is based on annual Company achieved factors, such as Revenue growth and Adjusted EBITDA less Capital Expenditures growth. Unvested units are expected to vest at the determination date of March 20, 2024, and expense recognized is adjusted quarterly for expected achievement. In addition to the granted shares in the table above, the Company issued an incremental 1.8 million performance stock units that will have an accounting grant date in future periods upon achieved factors being set. Performance stock units achievement is at the discretion of the Compensation Committee of the Board of Directors.
10. INCOME TAXES
The Company recorded an income tax expense of $3.2 million for the three months ended March 31, 2023, as compared to income tax expense of $13.1 million for the three months ended March 31, 2022. The decrease in tax expense compared to the prior year is primarily due to a change in valuation allowance. The provision for income taxes for interim periods is determined using an estimate of the Company’s annual effective rate. Any changes to the estimated annual rate are recorded in the interim period in which the change occurs.

The Company’s effective income tax rate for the three months ended March 31, 2023 is 50.2%. The most significant drivers of the difference between the Company’s 2023 statutory U.S. federal income tax rate of 21.0% and the Company’s effective tax rate are primarily due to jurisdictions with losses for which no tax benefit can be recognized and foreign withholding tax expense not analogous to pre-tax income. The effective income tax rate for the three months ended March 31, 2022 was 34.3%. The most significant drivers of the difference between the Company’s 2022 statutory U.S. federal income tax rate of 21.0% and the Company’s effective tax rate are primarily due to jurisdictions with losses for which no tax benefit can be recognized and foreign withholding tax expense not analogous to pre-tax income.
11. NET INCOME PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS
The following table sets forth the computation of basic and diluted income per share of Class A common stock (amounts in thousands, except share and per share amounts):

	Three Months Ended March 31,
	2023	2022
NET INCOME	$3,203	$25,107
Less:
Net income attributable to noncontrolling interest	507	208
Redeemable Preferred Stock dividend	—	18,847
NET INCOME ATTRIBUTABLE TO GETTY IMAGES HOLDINGS, INC.	$2,696	$6,052

Weighted-average Class A common stock outstanding:
Basic	395,307,317	196,103,962
Effect of dilutive securities	13,333,587	25,423,614
Diluted	408,640,904	221,527,576
Net income per share of Class A common stock attributable to Getty Images Holdings, Inc. common stockholders:
Basic	$0.01	$0.03
Diluted	$0.01	$0.03
The following are excluded from the computation of diluted net income per share of Class A common stock for the three months ended March 31, 2023 as their effect would have been anti-dilutive:

March 31,
2023
Common stock options	4,469,347
Restricted stock units	3,168,184
7,637,531

There were no anti-dilutive shares for the three months ended March 31, 2022. Performance stock units were not included in the calculation of diluted earnings per share as the necessary conditions had not been met as of March 31, 2023.
12. SUBSEQUENT EVENTS
On May 4th 2023, the Company amended the existing senior secured credit facility to among other things, (i) upsize the total amount of commitments under the revolving credit facility capacity from $80.0 million to $150.0 million; and (ii) extend the maturity of the revolving credit facility until May 4, 2028. The revolving credit facility remains undrawn.

In addition, on May 10, 2023, the Company used $20.0 million of cash to repay a portion of the USD Term Loans.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Unless otherwise indicated or the context otherwise requires, references in this section to the “Company,” “Getty Images,” “we,” “us,” “our” and other similar terms refer to Getty Images Holdings, Inc. and its subsidiaries after completion of the Business Combination (as defined below) and Griffey Global Holdings, Inc., a Delaware corporation ("Legacy Getty"), prior to the completion of the Business Combination. The following discussion and analysis of the financial condition and results of operations of Getty Images should be read together with our condensed consolidated financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q. The discussion should also be read together with the "Cautionary Note Regarding Forward-Looking Statements" in this Quarterly Report on Form 10-Q, and the “Item 1.A. Risk Factors” section and historical audited annual consolidated financial statements of Getty Images Holdings, Inc. as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 and the respective notes thereto, included in our most recently filed Annual Report on Form 10-K (the "2022 Form 10-K").
Business Overview and Recent Developments
In 1995, Mark Getty and Jonathan Klein co-founded the predecessor to Getty Images, Inc. in London. In September 1997, Getty Communications, as it was called at the time, merged with PhotoDisc, Inc. to form Getty Images, Inc. Legacy Getty was incorporated in Delaware on September 25, 2012, and in October of the same year, indirectly acquired Getty Images, Inc.
On July 22, 2022 (the “Closing Date”), the Company consummated the transactions in the Business Combination Agreement, dated December 9, 2021 (the “Business Combination Agreement” and the consummation of such transactions, the “Closing”), by and among CC Neuberger Principal Holdings II, a Cayman Islands exempted company (“CCNB”), the Company (at such time, Vector Holding, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCNB), Vector Domestication Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Domestication Merger Sub”), Vector Merger Sub 1, LLC, a Delaware limited liability company and a wholly-owned subsidiary of CCNB (“G Merger Sub 1”), Vector Merger Sub 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of CCNB (“G Merger Sub 2”), Griffey Global Holdings, Inc., a Delaware corporation (“Legacy Getty”), and Griffey Investors, L.P., a Delaware limited partnership (the “Partnership”). On the day prior to the Closing Date, the Company statutorily converted from a Delaware limited liability company to a Delaware corporation (the “Statutory Conversion”). On the Closing Date, CCNB merged with and into Domestication Merger Sub, with Domestication Merger Sub surviving the merger as a wholly-owned direct subsidiary of the Company (the “Domestication Merger”). Following the Domestication Merger on the Closing Date, G Merger Sub 1 merged with and into Legacy Getty, with Legacy Getty surviving the merger as an indirect wholly-owned subsidiary of the Company (the “First Getty Merger”). Immediately after the First Getty Merger, Legacy Getty merged with and into G Merger Sub 2 with G Merger Sub 2 surviving the merger as an indirect wholly-owned subsidiary of the Company (the “Second Getty Merger” and together with the First Getty Merger, the “Getty Mergers” and, together with the Statutory Conversion and the Domestication Merger, the “Business Combination”).
Getty Images is a preeminent global visual content creator and marketplace. Through Getty Images, iStock, and Unsplash, we offer a full range of content solutions to meet the needs of any customer—no matter their size—around the globe, with over 534 million assets available through its industry-leading sites. New content and coverage is added daily, with 8-10 million new assets added each quarter and over 2.7 billion searches annually. The Company had more than 828,000 purchasing customers, with customers from almost every country in the world with websites in 23 languages bringing the world’s best content to media outlets, advertising agencies and corporations of all sizes and, increasingly, serving individual creators and prosumers.
In support of its content, Getty Images employs over 115 staff photographers and videographers, distributes the content of over 527,000 contributors and more than 310 premium content partners. Over 80,000 of our contributors are exclusive to the Company, creating content that can’t be found anywhere else. Each year, we cover more than 160,000 global events across news, sport and entertainment, providing a depth and breadth of coverage that is unmatched. Getty Images also maintains one of the largest and best privately-owned photographic archives in the world with over 135 million images across geographies, time periods and verticals.
Through our content and coverage, Getty Images moves the world — whether the goal is commercial or philanthropic, revenue-generating or society-changing, market-disrupting or headline-driving. Through our staff, our exclusive contributors and partners, and our expertise, data and research, Getty Images’ content grabs attention, sheds light, represents communities and reminds us of our history.
We offer comprehensive content solutions including a la carte (“ALC”) and subscription access to our pre- shot content and coverage, custom content and coverage solutions, digital asset management tools, data insights, research, and print offerings.
For over 28 years, Getty Images has embraced innovation; from analogue to digital, from offline to e-commerce, from stills to video, from single image purchasing to subscriptions, from websites to application programming interfaces (“APIs”). With quality content at the core of our offerings, we embrace innovation as a means to better service our existing customers and to reach new ones.
Creative
Creative, is comprised of royalty free (“RF”) photos, illustrations, vectors and videos, that are released for commercial use and cover a wide variety of commercial, conceptual and contemporary subjects, including lifestyle, business, science, health, wellness, beauty, sports, transportation and travel. This content is available for immediate use by a wide range of customers with a depth, breadth and quality allowing our customers to produce impactful websites, digital media, social media, marketing campaigns, corporate collateral, textbooks, movies, television and online video content relevant to their target geographies and audiences. We primarily source Creative content from a broad network of professional, semi-professional and amateur creators, many of whom are exclusive to Getty Images. We have a global creative insights team dedicated to providing briefing and art direction to our exclusive contributor community. Creative represents 62.2% and 64.2% of our revenue of which 49.4% and 45.2% is generated through our annual subscription products, for the three months ended March 31, 2023 and 2022, respectively. Annual Subscription products include products and subscriptions with a duration of 12 months or longer, Unsplash API and Custom Content.
Editorial
Editorial, is comprised of photos and videos covering the world of entertainment, sports and news. We combine contemporary coverage of events around the globe with one of the largest privately held archives globally with access to images from the beginning of photography. We invest in a dedicated editorial team which includes over 115 staff photographers and videographers to generate our own coverage in addition to coverage from our network of content partners. Editorial represents 35.9% and 34.1% of our revenue, of which 53.4% and 54.3% is generated through our annual subscription products, for the three months ended March 31, 2023 and 2022, respectively. Annual Subscription products include subscriptions with a duration of 12 months or longer.
Other
Other represents 1.9% and 1.7% of our revenue for the three months ended March 31, 2023 and 2022, respectively. This includes music licensing, digital asset management and distribution services, print sales and data licensing.
We service a full range of customers through our industry-leading brands and websites:
Getty Images
Gettyimages.com offers premium creative content and editorial coverage, including video, with exclusive content, and customizable rights and protections. This site primarily serves larger enterprise agency, media and corporate customers with global customer support from our sales and service teams. Customers can purchase on an ALC basis or through our content subscriptions, including our “Premium Access” subscription, where we uniquely offer frictionless access across all of our content in one solution.
iStock
iStock.com is our budget-conscious e-commerce offering our customers access to creative stills and video, which includes exclusive content. This site primarily serves SMBs, including the growing freelance market. Customers can purchase on an ALC basis or through a range of monthly and annual subscription options with access to an extensive amount of unique and exclusive content.

Unsplash
Unsplash.com is a platform offering free stock photo downloads and paid subscriptions targeted to the high-growth prosumer and semi-professional creator segments. The Unsplash website reaches a significant and geographically diverse audience with more than 99 million image downloads every month. This acquisition, which closed on April 1, 2021, expanded our presence across the full spectrum of the world’s growing creative community. On October 4, 2022, Unsplash launched Unsplash+, an unlimited paid subscription providing access to unique released content, in an ad-free environment and with expanded legal protections.
***
In addition to our websites, customers and partners can access and integrate our content, metadata and search capabilities via our APIs and through a range of mobile apps and plugins.
We are a critical intermediary between content suppliers and a broad set of customers. We compete against a broad range of stock licensing marketplaces, editorial news agencies, creative agencies, production companies, staff and freelance photographers and videographers, photo and video archives, freelance marketplaces and amateur content creators, creative tools and services and free sources. Getty Images’ unique offering and approach offers a strong value proposition to our customers and content contributors.
For customers:
•We offer a comprehensive suite of high quality, authentic content, purchase and licensing options and services to meet the needs of our customers, regardless of project requirements, needs or budgets.
•Our content sourcing and production, rights oversight, websites and content distribution are all supported by a unique, scalable cloud-based unified platform with powerful artificial intelligence/machine learning and data addressing all customers at scale.
•Customers can avoid the costly investment and environmental impact of producing content on their own. This can include costs incurred from staffing, travel and access, model and location, hardware and production, and editing.
•Customers do not have to wait for content to be produced and distributed and can avoid the difficulties and pitfalls of searching across the internet to locate and negotiate for rights to license or use specific content. Our best-in-class, scaled infrastructure offers customers a one-stop shop for instant content access and maneuverability.
•Customers licensing from Getty Images and iStock receive trusted copyright claim protections, model and property releases and the ability to secure the necessary clearances for their intended use of the content.
For content contributors:
•Access to a marketplace that reaches almost every country in the world, across all customer categories and sizes and generated annual royalties in excess of $220 million for the twelve months ended March 31, 2023.
•We maintain a dedicated and experienced creative insights team focused on understanding changes in customer demand, the visual landscape, the authentic portrayal of communities and cultures, and the evolution of core creative concepts. We work closely with leading organizations to augment our proprietary research and understanding of communities and cultures to provide content with authentic depiction. We convey this research to our exclusive contributors via actionable insights allowing them to invest in and create content that accurately caters to changing consumer demand and up to date market trends.
•Not only do we provide exclusive contributors with scaled access to end markets and proprietary information, but we also provide premium royalty rates. This allows our exclusive contributors and partners to confidently invest more into their productions with the potential to generate higher returns.
•Partnering with Getty Images allows contributors to focus on content creation and avoid time and financial investment in the marketing, sales, distribution and management of their content.
Russia and Ukraine Conflict
Getty Images does not maintain a direct business or employee presence within Russia or Ukraine. Our in-country presence is limited to our editorial staff covering the conflict and broader consequences. Revenues generated through e-commerce and third-party licensing of our content within Russia and Ukraine represent less than 1% of our business. We do work with creative contributors within Ukraine and Russia, of which, the majority are non-exclusive to Getty Images. We continue to license their content and are complying with all sanctions and trade rules.

Closing of the Business Combination
In connection with the Business Combination, on the Closing Date, Getty Images issued, (a) an aggregate of 66,000,000 Class A Common Shares for aggregate gross proceeds of $660.0 million and (b) 20,000,000 Class A Common Shares and 3,750,000 Forward Purchase Warrants (as defined in the notes to the consolidated financial statements included elsewhere in this Annual Report) for an aggregate purchase price of $200 million. The foregoing transactions resulted in aggregate gross proceeds to the Company of approximately $864.2 million, which included approximately $4.2 million remaining in the trust account. The Company used the proceeds, in addition to cash on hand, to repay a portion of its outstanding indebtedness and retire the Redeemable Preferred Stock of Legacy Getty. Each option to purchase shares of common stock of Legacy Getty (whether vested or unvested) was converted into a comparable option to purchase shares of Class A Common Stock of Getty Images.
In addition to the consideration paid at Closing, in the third quarter of 2022, in accordance with the Business Combination Agreement, the Company issued 58,999,956 shares of Class A Common Stock (Earn-Out Shares) to equity holders of Legacy Getty. See also “Note 5 — Common Stock Warrants” and “Note 16 — Stockholders’ Equity Deficit” in our consolidated financial statements included in our 2022 Form 10-K for additional information on transactions related to the Business Combination.
Key Performance Indicators (KPI)
The Key Performance Indicators outlined below are the metrics that provide management with the most immediate understanding of the drivers of business performance and our ability to deliver shareholder return, track to financial targets and prioritize customer satisfaction. Note, KPI comparisons to periods prior to trailing twelve-months March 31, 2023 reflect some COVID-19 impact.
Beginning with the three months ended September 30, 2022, the Company made two changes to its reporting that has some impact on reported KPI’s. First, activity for LATAM, Turkey and Israel, which was previously excluded from these metrics, is now included due to completion of a system migration. Additionally, the method by which we aggregate our customer accounts was updated to better align with our internal sales CRM system. We have not restated historical periods given the immaterial impact to the KPI’s, except for LTM total active annual subscribers and LTM annual subscriber revenue retention rate for which the legacy reporting format is detailed below.

	Twelve Months Ended March 31,
	2023	2022
LTM total purchasing customers (thousands)[1]	829	825
LTM total active annual subscribers (thousands)[1]	150	81
LTM paid download volume (millions)[1,2]	95	89
LTM annual subscriber revenue retention rate	99.8%	104.6%
Image collection (millions)[1]	510	466
Video collection (millions)	25	21
LTM video attachment rate[1,3]	13.4%	12.0%
________________________
1 The Company launched Unsplash+ during the three months ended December 31, 2022. This new Unsplash subscription will now be included within these KPIs from the launch date forward. The impact is not yet material.
2 Excludes downloads from Editorial Subscriptions, Editorial feeds and certain API structured deals, including bulk unlimited deals. Excludes downloads starting in Q3’22 tied to a two-year deal signed with Amazon in July 2022, as the magnitude of the potential download volume over the deal term could result in significant fluctuations in this metric without corresponding impact to revenue in the same period.
3The underlying calculation of this metric was changed versus previously reported metrics. This change was made to exclude the impact of downloader activity from our free trial subscriptions, which are skewed entirely to stills-only content.

Total purchasing customers is the count of total customers who made a purchase within the reporting period based on billed revenue. This metric provides management and investors with an understanding of both how we are growing our purchasing customer base and combined with revenue, an understanding of our average revenue per purchasing customer. This metric differs from total customers, which is a count of all downloading customers, irrespective of whether they made a purchase in the period. The increase in total purchasing customers reflects growth in new customers, consistency of purchasing patterns of our existing customers and our ability to produce relevant content for our customers.

Total active annual subscribers is the count of customers who were on an annual subscription product during the LTM reporting period. This metric provides management and investors with visibility into the rate at which we are growing our annual subscriber base and is highly correlated to the percentage of our revenue that comes from annual subscription products. Growth in annual subscribers reflects the Company’s deliberate focus on expanding its subscription offerings for customers to provide comprehensive content solutions across all price points. Absent the reporting changes noted above, LTM total active annual subscribers under legacy reporting would have been 135 thousand, up 66% from March 31, 2023 to March 31, 2022.

Paid download volume is a count of the number of paid downloads by our customers in the reported period. This metric informs both management and investors about the volumes at which customers are engaging with our content over time. Growth in paid download volumes is a signal that our content is continuing to meet the evolving needs of our customers. Paid download volume increased in the LTM ended March 31, 2023, as compared to the LTM ended March 31, 2022.

Annual subscriber revenue retention rate calculates retention of total revenue for customers on annual subscription products, comparing the customer’s total booked revenue (inclusive of both annual subscription and non-annual subscription products) in the LTM period to the prior twelve month period. For example, LTM annual subscriber booked revenue (the amount of revenue invoiced to customers) for the period ended March 31, 2023 was 99.8% of revenue from these customers in the period ended March 31, 2022. Revenue retention rate informs management and investors on the degree to which we are maintaining or growing revenue from our annual subscriber base. As we continue to focus on growing subscriptions as percentage of total revenue, revenue retention for these customers is a key driver of the predictability of our financial model with respect to revenue. LTM annual subscriber revenue retention rate decreased for the period ended March 31, 2023, as compared to the period ended March 31, 2022. This decrease was largely due to the LTM ended March 31, 2022 benefiting from the COVID impacted LTM ended March 31, 2021. Absent the reporting changes noted above, LTM annual subscriber retention rate under legacy reporting would have been 99.0%.

Image and Video collection is a count of the total images and videos in our content library as of the reporting date. Management and investors can view growth in the size, both depth and breadth, of the content library as an indication of our ability to continue to expand our content offering with premium, high quality, contemporary content to meet the evolving needs of our customers. Image and video collections increased during the period ended March 31, 2023 as compared to the period ended March 31, 2022.

Video attachment rate is a measure of the percentage of total paid customer downloaders who are video downloaders. Customer demand for video content continues to grow and represents a significant opportunity for revenue growth for Getty Images. The video attachment rate provides management and investors with an indication of our customers’ level of engagement with our video content offering. Our expansion of video across our subscription products is focused on further increasing the attachment rate over time. The increase in video attachment rates from the LTM period ended March 31, 2022 to the period ended March 31, 2023 reflects the increase in video demand from our customers.
Executive summary
Revenue
We generate revenue by licensing content to customers through multiple license models and purchase options, as well as by providing related services to our customers. The key image licensing model in the pre-shot market is RF. Content licensed on a RF basis is subject to a standard set of terms, allowing the customer to use the image for an unlimited duration and without limitation on the use or application. Within our video offering, we also offer a licensing model known as Rights-Ready. The Rights-Ready model offers a limited selection of broader usage categories, thus simplifying the purchase process.
In addition to licensing imagery and video, we also generate revenue from custom content solutions, photo and video assignments, music content in some of our subscriptions, print sales, data licensing and licensing our digital asset management systems to help customers manage their owned and licensed digital content.
References to “reported revenue” in this discussion and analysis are to our revenue as reported in our historical audited consolidated financial statements for the relevant periods and reflect the effect of changes in foreign currency exchange rates. References to “currency neutral” (“Currency Neutral” or “CN”) revenue growth (expressed as a percentage) in this section refer to our revenue growth (expressed as a percentage), excluding the effect of changes in foreign currency exchange rates. See “— Non-GAAP Financial Measures” for additional information regarding Currency Neutral revenue growth (expressed as a percentage).

Cost of revenue (exclusive of depreciation and amortization shown separately below)
The ownership rights to the majority of the content we license are retained by the owners, and licensing rights are provided to us by a large network of content contributors and content partners. When we license content entrusted to us by content suppliers, we pay royalties to them at varying rates depending on the license model and the use of that content that our customers select. Suppliers who choose to work with us under contract typically receive royalties of 20% to 50% of the total license fee we charge customers, depending on the basis on which their content is licensed by our customers. We also own the copyright to certain content in our collections (wholly-owned content), including content produced by our staff photographers for our editorial product, for which we do not pay any third-party royalties. Cost of revenue includes certain costs of our assignment photo shoots, but excludes amortization associated with creating or buying content. Cost of revenue consists primarily of royalties owed to content contributors, comprised of photographers, filmmakers, third-party companies that license their collection of content through us (“Image Partners”) and third party music content providers. We expect our cost of revenue as a percentage of revenue to vary modestly based on changes in revenue mix by product, as royalty rates vary depending on license model and use of content.
Selling, general and administrative expenses
Selling, general and administrative expenses (“SG&A”) primarily consists of staff costs, marketing expense, occupancy costs, professional fees and other general operating charges. We expect our selling, general and administrative expenses to increase in absolute dollars but remain relatively constant as a percentage of revenue in the near term. Absolute dollar spending will increase as we continue to expand our operations and hire additional personnel to invest in our growth, in addition to incurring incremental expenses to comply with the additional requirements of being a public company. Lastly, we expect our marketing to increase in absolute dollars but to stay relatively constant as a percentage of revenue. However, the Company will continue to evaluate opportunities to incrementally invest in marketing as may be appropriate.
Depreciation
Depreciation expense consists of internally developed software, content and equipment depreciation. We record property and equipment at cost and reflect Balance Sheet balances net of accumulated depreciation. We record depreciation expense on a straight-line basis. We depreciate leasehold improvements over the shorter of the respective lives of the leases or the useful lives of the improvements.
We expect depreciation expense to remain stable as we continue to innovate and invest in the design, user experience and performance of our websites.
Amortization
Amortization expense consists of the amortization of intangible assets related to acquired customer relationships, trademarks and other intangible assets. We expect amortization expense to decrease in the coming years as some of our intangibles become fully amortized.
Factors affecting results of operations
A shift in the product mix of our revenue may affect our overall cost of revenue as a percentage of revenue. Our revenues and profitability are also subject to fluctuations in foreign exchange rates. The weakening or strengthening of our reporting currency, the U.S. dollar, during any given period as compared to currencies that we collect revenues in, most notably, the Euro and British pound, impacts our reported revenues.

Our future financial condition and results of operation will also be dependent upon various factors that generally affect the digital content industry, including the general trends affecting the media, marketing and advertising customer bases that we target, protection of intellectual property, and new and expanding technology such as generative artificial intelligence technologies. In addition, our financial condition and results of operation will continue to be affected by factors that affect internet commerce companies and by general macroeconomic factors such as the global uncertainty caused by, among other things, the military conflict between Russia and Ukraine, high interest rates, currency fluctuations, high inflation and labor shortages.

Results of Operations
Consolidated statements of operations

(In thousands)	Three Months Ended March 31,		increase (decrease)
	2023	2022	$ change	% change
Revenue	$235,642	$230,978	$4,664	2.0%
Cost of revenue (exclusive of depreciation and amortization shown separately below)	63,286	61,894	1,392	2.2%
Selling, general and administrative expenses	102,395	93,153	9,242	9.9%
Depreciation	13,023	12,512	511	4.1%
Amortization	7,207	12,205	(4,998)	(41.0)%
Other operating expense – net	279	2,706	(2,427)	(90)%
Operating expense	186,190	182,470	3,720	2.0%
Income from operations	49,452	48,508	944	1.9%
Interest expense	(30,497)	(29,600)	(897)	3.0%
(Loss) gain on fair value adjustment for swaps and foreign currency exchange contract – net	(2,085)	12,126	(14,211)	(117.2)%
Unrealized foreign exchange (loss) gains – net	(10,922)	7,043	(17,965)	NM
Other non-operating expense – net	488	157	331	211%
Total other expense – net	(43,016)	(10,274)	(32,742)	319%
Income before income taxes	6,436	38,234	(31,798)	(83)%
Income tax expense	(3,233)	(13,127)	9,894	(75.4)%
Net income	$3,203	$25,107	$(21,904)	(87)%
________________________
NM - Not meaningful
Comparison of the Three Months Ended March 31, 2023 and 2022
The following table presents our results of operations for the periods indicated:
Revenue by product

(In thousands)	Three Months Ended March 31,				increase / (decrease)
	2023	% of revenue	2022	% of revenue	$ change	% change	CN % change
Creative	146,497	62.2%	148,398	64.2%	(1,901)	(1.3)%	1.9%
Editorial	84,625	35.9%	78,753	34.1%	5,872	7.5%	11.3%
Other	4,520	1.9%	3,827	1.7%	693	18.1%	22.4%
Total revenue	$235,642	100.0%	$230,978	100.0%	$4,664	2.0%	5.5%
Consolidated Revenue. For the three months ended March 31, 2023, reported revenue was $235.6 million as compared to reported revenue of $231.0 million for the three months ended March 31, 2022. On a reported basis, revenue increased by 2.0% (increased 5.5% CN) for the three months ended March 31, 2023. Foreign exchange movements have negatively impacted reported revenue growth for the three months ended March 31, 2023 by 350 basis points, largely driven by the strengthening dollar relative to the EUR and GBP.
Creative. In Creative, revenue decreased on a reported basis 1.3% (increased 1.9% CN) for the three months ended March 31, 2023 as compared to the same period in 2022. At the product level, decreases for the three-month period included Getty Images ALC video (decreased $2.8 million) and iStock monthly subscriptions and ALC credit sales (decreased $4.1 million), which was largely due to our continued focus on driving customers to our committed solutions. Increases were led by our Premium Access subscriptions (increased $2.1 million) and iStock annual subscriptions (increased $2.8 million). Absent the currency impact within the quarter, the annual subscriptions grew across all product offerings, more than offsetting the declines within our ALC products.

Editorial. In Editorial, revenue increased on a reported basis 7.5% (increased 11.3% CN) for the three months ended March 31, 2023. The increase was seen across both assignments (increased by $2.6 million) and editorial subscription and Premium Access offerings (increased $2.4 million). Increases were primarily in entertainment, which had a markedly higher number of events and with fewer access restrictions that had remained in place since the start of the COVID-19 pandemic in 2020.
Other. This category includes music licensing, digital asset management and distribution services, print sales, and data licensing. Revenue for the three months ended March 31, 2023 from our Other products increased on a reported basis by 18.1% (increased 22.4% CN) compared to the same period in 2022. The increase for the three months ended March 31, 2023 was driven by data licensing (increase of $0.4 million), digital asset management and distribution services (increase of $0.4 million) and music licensing (increase of $0.3 million), which was partially offset by print sales (decreased by $0.4 million).
Cost of revenue (exclusive of depreciation and amortization). Cost of revenue for the three months ended March 31, 2023 was $63.3 million (26.9% of revenue) compared to $61.9 million (26.8% of revenue) in the same prior year period. The increase in cost of revenue as a percentage of revenue compared to the prior period was due primarily to revenue mix by product. Generally, cost of revenue rates vary modestly period over period based on changes in revenue mix by product, as royalty rates vary depending on the license model and use of content.
Selling, general and administrative expense. Reported SG&A expense increased by $9.2 million or 9.9% (increased 12.8% CN) for the three months ended March 31, 2023 as compared to the same period in 2022. SG&A fluctuations from the prior period include the following:

•increase of $5.9 million related to staff costs for the three months ended March 31, 2023. The increase was largely driven by equity-based compensation, resulting primarily from restricted stock units which were first granted in December 2022.
•increase in professional fees of $2.5 million for the three months ended March 31, 2023. The increase is primarily related to legal fees for litigation-related activities as well as costs associated with our public company reporting efforts.
•increase in marketing spend of 3.9% ($0.5 million) for the three months ended March 31, 2023. For the three months ended March 31, 2023, marketing spend as a percentage of sales increased to 6.2% from the three months ended March 31, 2022 ratio of 6.1%. This increase was due primarily to increased investment in affiliate marketing.
Depreciation expense. For the three months ended March 31, 2023, depreciation expense was $13.0 million, which was in line with the prior year period.
Amortization expense. For the three months ended March 31, 2023, amortization expense was $7.2 million, which was a decrease of $5.0 million compared to the prior year period. The decrease was due to several of our intangible assets becoming fully amortized in the fourth quarter of 2022.
Other operating expense (income) - net. For the three months ended March 31, 2023, the decrease in other operating expense, net from prior period was $2.4 million. The decrease was driven by the abandonment of some of our office space in North America which occurred in the prior year period.
Interest expense. We recognized interest expense of $30.5 million and $29.6 million for the three months ended March 31, 2023 and March 31, 2022, respectively. Our interest expense primarily consists of interest charges on our outstanding U.S. dollar and Euro term loans (the “Term Loans”), $300.0 million of Senior Unsecured Notes (the “Senior Notes”), and the unused portion of our revolving credit facility as well as the amortization of original issue discount on our Term Loans and amortization of deferred debt financing fees.
Fair value adjustment for swaps and foreign currency exchange contract - net. We recognized fair value adjustment losses for our swaps and foreign currency exchange contracts, net of $2.1 million for the three months ended March 31, 2023, compared with net gains of $12.1 million for the three months ended March 31, 2022. Gains and losses are driven by changes in interest and foreign exchange rates, relative to the rates in our derivatives.
Unrealized Foreign exchange gains - net. We recognized foreign exchange losses, net of $10.9 million for the three months ended March 31, 2023, compared with gains of $7.0 million for the three months ended March 31, 2022. These changes are primarily driven by fluctuations in the EUR related to our EUR Term Loans.

Other non-operating (expense) income - net. We recognized insignificant amounts of other non-operating income, net for the three months ended March 31, 2023 and 2022.
Income tax expense. The Company’s income tax expense decreased by $9.9 million to an expense of $3.2 million for the three months ended March 31, 2023, as compared to an expense of $13.1 million for the three months ended March 31, 2022. The Company’s effective income tax rate for the three months ended March 31, 2023 is 50.2%, as compared to 34.3% for the three months ended March 31, 2022. The decrease in tax expense compared to the prior year is primarily due to jurisdictions with losses for which no tax benefit can be recognized.

Non-GAAP Financial Measures
In addition to our results determined in accordance with generally accepted accounting principles in the United States (“GAAP”), we believe the non-GAAP measures of Currency Neutral (CN) revenue growth (expressed as a percentage) and Adjusted Earnings Before, Interest, Taxes, Depreciation, and Amortization (“EBITDA”) are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most comparable GAAP financial measures.
Currency Neutral Revenue
Currency Neutral revenue growth (expressed as a percentage) excludes the impact of fluctuating foreign currency values pegged to the U.S. dollar between comparative periods by translating all local currencies using the current period exchange rates. We consistently apply this approach to revenue for all countries where the functional currency is not the U.S. dollar. We believe that this presentation provides useful supplemental information regarding changes in our revenue not driven by fluctuations in the value of foreign currencies.
Adjusted EBITDA
A reconciliation is provided below to the most comparable financial measure stated in accordance with GAAP. We define Adjusted EBITDA Margin as the ratio of Adjusted EBITDA to revenue.

(in thousands)	Three Months Ended March 31,
	2023	2022
Net income	$3,203	$25,107
Add/(less) non-GAAP adjustments:
Depreciation and amortization	20,230	24,717
Other operating expense - net	279	2,706
Interest expense	30,497	29,600
Fair value adjustments, foreign exchange and other non operating expense (income) [1]	12,519	(19,326)
Income tax expense	3,233	13,127
Stock based compensation expense	6,132	1,741
Adjusted EBITDA	$76,093	$77,672
Net income margin	1.4%	10.9%
Adjusted EBITDA Margin	32.3%	33.6%
________________________
(1) Fair value adjustments for our swaps and foreign currency exchange contracts, foreign exchange gains (losses) and other insignificant non-operating related expenses (income).

Liquidity and Capital Resources
Our sources of liquidity are our existing cash and cash equivalents, cash provided by operations and amounts available under our revolving credit facility. As of March 31, 2023 and December 31, 2021, we had cash and cash equivalents of $116.8 million and $97.9 million, respectively, and availability under our revolving credit facility, which expires in February 2024, of $80.0 million. On May 4, 2023, we increased and extended our revolving credit facility to $150.0 million, which expires May 4, 2028. Additionally, on May 10, 2023, we used $20.0 million of cash to repay a portion of our USD Term Loans. Our principal liquidity needs include debt service and capital expenditures, as well as those required to support working capital, internal growth, and strategic acquisitions and investments. Deferred revenue represents the majority of our current liabilities, which given its nature is not expected to require cash settlement.
We have previously disclosed that we have open tax audits in various jurisdictions and some of these jurisdictions require taxpayers to pay assessed taxes in advance or at the time of appealing such assessments. One such jurisdiction is Canada, where our subsidiary iStockphoto ULC received a tax assessment from the CRA in March 2023. Furthermore, the CRA has communicated additional taxes will be assessed shortly. The position taken by the CRA is related to the transactions between iStockphoto ULC and other affiliates within the Getty group for the 2015 Canadian income tax return filed.

As part of the appeal process in Canada, we may be required to pay a portion of the assessment amount, which could be up to $17.0 million in 2023. Such required payment is not an admission that we believe we are subject to such taxes. We believe that the assessment is baseless and intend to appeal and vigorously contest the assessment. We believe it is more likely than not that we will prevail on appeal, however, if the CRA were to be successful in the appeal process, the maximum potential outcome could be up to $25.0 million.
Future cash needs
We expect to fund our ordinary course operating activities from existing cash and cash flows from operations and believe that these sources of liquidity will be sufficient to fund our ordinary course operations and other planned investing activities for at least the next 12 months and thereafter for the foreseeable future. From time to time, we may evaluate potential acquisitions, investments and other growth and strategic opportunities. While we believe we have sufficient liquidity to fund our ordinary course operations for the foreseeable future, our sources of liquidity could be affected by current and future difficult economic conditions, payment of certain restructuring costs, reliance on key personnel, international risks, intellectual property claims, the resolution of pending or future tax audits or other factors described herein under “Potential Liability and Insurance” below and “Item 3. Quantitative and Qualitative Disclosures About Market Risk.”
We may, from time to time, incur or increase borrowings under the revolving credit facility or issue new debt securities, if market conditions are favorable, to meet our future cash needs or to reduce our borrowing costs. We or our affiliates from time to time consider potential transactions intended to rationalize our consolidated balance sheet. In connection with any such transactions, we may, among other things, seek to retire our outstanding notes or loans through cash purchases and/or exchanges for equity or other securities, in open market purchases, privately negotiated transactions, tenders or otherwise. Such repurchases, exchanges, or other transactions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The Company became a public reporting company as a result of the closing of the Business Combination on July 22, 2022. The net proceeds from the Business Combination were primarily used to reduce debt of the Company and therefore reduce our borrowing costs starting in the second half of 2022.
The Business Combination resulted in aggregate gross proceeds to the Company of approximately $864.2 million. As a result of the Business Combination, the previously outstanding Redeemable Preferred Stock of Legacy Getty was redeemed in full through a combination of a cash payment of approximately $615.0 million and 15,000,000 shares of the Company’s Class A common stock with a fair value at issuance of $140.2 million. Additionally, the Company used $300.0 million of cash to repay a portion of its outstanding indebtedness related to the USD Term Loans, which when combined with the retirement of the preferred shares, resulted in a reduction of approximately $1.1 billion of balance sheet obligations.
Our liquidity may also be adversely affected by the resolution of pending or future tax audits. We may be subject to tax liabilities in excess of amounts reserved for liabilities for uncertain tax positions on our condensed consolidated balance sheets. In addition, certain jurisdictions in which we have current open tax audits require taxpayers to pay assessed taxes in advance of contesting, whether by way of litigation or appeal, an adverse determination or assessment by the relevant taxing authority. The amount of any such advance payment depends upon the amount in controversy and may be material, and payment of any such amount could adversely affect our liquidity. A jurisdiction that collects any such advance payment generally will repay such amounts if we ultimately prevail in the related litigation or appeal. See “Note 13.

Commitments and Contingencies” and “Note 20. Income Taxes” in our consolidated financial statements included in our 2022 Form 10-K for additional discussions of our pending tax audits and our uncertain tax positions and risks related thereto.
Cash Flows

	Three Months Ended March 31,		increase (decrease)
(Dollars in thousands)	2023	2022	$ change	% change
Net cash provided by operating activities	$31,915	$49,365	$(17,450)	(35.3)%
Net cash used in investing activities	$(15,525)	$(16,235)	$710	4.4%
Net cash used in financing activities	$(47)	$(5,652)	$5,605	99.2%
Effects of exchange rate fluctuations	$2,541	$(3,586)	$6,127	NM
________________________
NM - Not meaningful
Cash provided by operating activities was $31.9 million for the three months ended March 31, 2023 as compared to cash provided by operating activities of $49.4 million for the three months ended March 31, 2022. Net cash provided by operating activities for the three months ended March 31, 2023 is primarily due to net income of $3.2 million adjusted for noncash expenses of $42.8 million, with an increase in deferred revenue ($7.8 million). These increases were offset by a decrease in accrued expenses ($5.1 million) and interest payable ($7.6 million) along with an increase in accounts receivable ($5.7 million).
Our investing activities used $15.5 million and $16.2 million in cash during the three months ended March 31, 2023 and 2022, respectively, which was used to acquire property and equipment. The property and equipment is mainly related to internal software development as we continue to innovate and invest in the design, user experience and performance of our websites.
For the three months ended March 31, 2023, our financing activities used an insignificant amount and for the three months ending March 31, 2022 used $5.7 million of cash. Financing activities for the three months ended March 31, 2023 includes proceeds from common stock issuance related to employee options exercised and principal payments on our Term Loans.
Contractual obligations, guarantees and other potentially significant uses of cash
A summary of contractual cash obligations as of December 31, 2022 were as follows:

(Dollars in thousands)	2023-2024	2025-2026	2027 and thereafter	Total
Long-term indebtedness, including current portion and interest[1]	$259,513	$1,295,037	$314,625	$1,869,175
Operating lease obligations[2]	25,813	18,775	26,618	71,206
Minimum royalty guarantee payments to suppliers of content[3]	77,122	55,049	26,082	158,253
IT Commitments	7,643	2,072	—	9,715
Other commitments	3,040	255	—	3,295
Total	$373,131	$1,371,188	$367,325	$2,111,644
________________________
1 Interest payments are estimated based on interest rate curves valued as of December 31, 2022.
2 Offsetting operating lease payments will be immaterial receipts for subleased facilities.
3 Offsetting the minimum royalty guarantee payments to content suppliers will be minimum guaranteed receipts from content suppliers.
On May 10, 2023, we used $20.0 million of cash to repay a portion of our USD Term Loans. There were no other material changes to the commitments since December 31, 2022.

Capital expenditures
We have historically had a predictable level of capital expenditures, a significant portion of which has been discretionary and growth-related. Our capital expenditures have generally consisted of costs related to imagery and other content creation, capitalized labor for development of software, purchased computer hardware, and leasehold improvements. Content creation capital expenditures include capitalized internal and external labor for ingesting and editing creative content, image acquisition, buying image collections from photographers or Image Partners, and cameras, lenses and miscellaneous imaging equipment primarily for our editorial operations. Software includes computer software developed for internal use and consists of internal and external costs incurred during the application development stage of software development and costs of upgrades or enhancements that result in additional software functionality.
Off-balance sheet arrangements
From time to time, we may issue small amounts of letters of credit to provide credit support for leases, guarantees, and contractual commitments. The fair values of the letters of credit reflect the amount of the underlying obligation and are subject to fees competitively determined in the marketplace. As of March 31, 2023 and December 31, 2022, we had no material letters of credit outstanding or other off-balance sheet arrangements except for operating leases entered into in the normal course of business.
Effects of inflation and changing prices
We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business and adversely affect our financial condition and results of operations.
Potential Liability and Insurance
We indemnify certain customers from claims related to alleged infringements of the intellectual property rights of third parties or misappropriation of publicity or personality rights of third parties, such as claims arising from copyright infringement or failure to secure model and property releases for images we license if such a release is required. The standard terms of these indemnifications require us to defend those claims upon notice and pay related damages, if any. We typically mitigate this risk by requiring all uses of licenses to be within the scope of our licenses, and by securing necessary model and property releases for Creative Stills content and by contractually requiring contributing photographers and other content partners to do the same prior to submitting any content to us, and by limiting damages/liability in certain circumstances. Additionally, we require all contributors and Image Partners, as well as companies that are potential acquisition targets to warrant that the content licensed to or purchased by us does not and will not infringe upon or misappropriate the rights of third parties. We also require contributing photographers, Image Partners and other content partners and sellers of businesses or image collections that we have purchased to indemnify us in certain circumstances where a claim arises in relation to an image they have provided or sold to us. Image Partners and other content partners are also typically required to carry insurance policies for losses related to such claims and individual contributors are encouraged to carry such policies and we have insurance policies to cover litigation costs for such claims. We will record liabilities for these indemnifications if and when such claims are probable and the range of possible payments and available recourse from content partners can be estimated, as applicable. Historically, the exposure to such claims has been immaterial, as were the recorded liabilities for intellectual property infringement at March 31, 2023 and December 31, 2022. As such, management believes the estimated fair value of these liabilities is minimal.
In the ordinary course of business, we also enter into certain types of agreements that contingently require us to indemnify counterparties against third-party claims. These may include:
•agreements with vendors and suppliers, under which we may indemnify them against claims arising from our use of their products or services;
•agreements with customers other than those licensing images, under which we may indemnify them against claims and uncollectible trade accounts receivable arising from their use of our products or services in their markets;
•agreements with agents, delegates and distributors, under which we may indemnify them against claims arising from their distribution of our products or services;
•real estate and equipment leases, under which we may indemnify lessors against third-party claims relating to use of their property;

•agreements with directors and officers, under which we indemnify them to the full extent allowed by Delaware law against claims relating to their service to us; and
•agreements with purchasers of businesses we have sold, under which we may indemnify the purchasers against claims arising from our operation of the businesses prior to sale.
The nature and terms of these indemnifications vary from contract to contract, and generally a maximum obligation is not stated. Because management does not believe a liability is probable, no related liabilities were recorded at March 31, 2023 and December 31, 2022. We are subject to a variety of claims and suits that arise from time to time in the ordinary course of our business. Although management currently believes that resolving claims against us, individually or in aggregate, will not have a material adverse impact on our financial statements, these matters are subject to inherent uncertainties and management’s judgment about these matters may change in the future. Additionally, we hold insurance policies that mitigate potential losses arising from certain indemnifications, and historically, significant costs related to performance under these obligations have not been incurred.
Income taxes
We account for income taxes and accruals for uncertain tax positions using the asset and liability approach. Our income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management’s best assessment of current and future taxes to be paid. Our judgments, assumptions, and estimates relative to the current provision for income taxes take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.
We conduct operations on a global basis and are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Our effective tax rate is subject to significant variation due to several factors, including variability in accurately predicting our taxable income and the geographical mix of our pre-tax earnings. In addition, we are subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax liabilities. We record unrecognized tax benefits as liabilities in accordance with ASC 740, “Income Taxes” (“ASC 740”) and adjust these liabilities when our judgment changes as result of the evaluation of new information not previously available. Such amounts are based on management’s judgment and best estimate as to the ultimate outcome of tax audits.
Critical accounting policies and estimates
The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses reported during the period. Some of the estimates and assumptions that require the most difficult judgments are:
•the assumptions used to estimate unused capped subscription-based and credit-based products;
•the assumptions used to allocate transaction price to multiple performance obligations for uncapped subscription arrangements;
•the sufficiency of the allowance for doubtful accounts;
•the assumptions used to assess the recoverability of goodwill;
•the appropriateness of the valuation and useful lives of intangibles and other long-lived assets;
•the assumptions used to value equity-based compensation arrangements;
•the appropriateness of the amount of accrued income taxes, including the potential outcome of future tax consequences of events that have been recognized in the consolidated financial statements as well as the deferred tax asset valuation allowances; and
These judgments are inherently uncertain which directly impacts their valuation and accounting. Actual results and outcomes may differ from our estimates and assumptions.
Revenue recognition
Revenue is derived principally from licensing rights to use images, video footage and music that are delivered digitally. Digital content licenses are generally purchased on a monthly or annual subscription basis, whereby a customer either pays for a predetermined quantity of content or for access to our content library that may be downloaded over a specific period of time, or, on a transactional basis, whereby a customer pays for individual content licenses at the time of download. Also, a significant portion of revenue is generated through the sale and subsequent use of credits. Various amounts of credits are required to license digital content.
We recognize revenue gross of contributor royalties because we are the principal in the transaction as we are the party responsible for the performance obligation and we control the product or service prior to transferring to the customer. We also license content to customers through third-party delegates worldwide (approximately 3% of total revenues for the three months ended March 31, 2023 and 2022). Delegates sell our products directly to customers as the principal in those transactions. Accordingly, we recognize revenue net of costs paid to delegates. Delegates typically earn and retain 35% to 50% of the license fee, and we recognize the remaining 65% to 50% as revenue.
We maintain a credit department that sets and monitors credit policies that establish credit limits and ascertains customer creditworthiness, thus reducing the risk of potential credit loss. Revenue is not recognized unless it is determined that collectability is reasonably assured. Revenue is recorded at invoiced amounts (including discounts and applicable sales taxes) less an allowance for sales returns which is based on historical information. Customer payments received in advance of revenue recognition are contract liabilities and are recorded as deferred revenue. Customers that do not pay in advance are invoiced and are required to make payments under standard credit terms.
The Company recognizes revenue under the core principle to depict the transfer of control to our customers in an amount reflecting the consideration to which we expect to be entitled. In order to achieve that core principle, we apply the following five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when a performance obligation is satisfied.
The recognition and measurement of revenue requires the use of judgments and estimates. Specifically, judgment is used in identifying the performance obligations and the standalone selling price of the performance obligations. At contract inception, we assess the product offerings in our contracts to identify performance obligations that are distinct. A performance obligation is distinct when it is separately identifiable from other items and if a customer can benefit from it on its own or with other resources that are readily available to the customer.
For digital content licenses, we recognize revenue on capped subscription-based, credit-based sales and single image licenses when content is downloaded, at which time the license is provided. In addition, we estimate expected unused licenses for capped subscription-based and credit-based products and recognize the revenue associated with the unused licenses throughout the subscription or credit period. The estimate of unused licenses is based on historical download activity and future changes in the estimate could impact the timing of revenue recognition of our subscription products.
For uncapped digital content subscriptions, we have determined that access to the existing content library and future digital content updates represent two separate performance obligations. As such, a portion of the total contract consideration related to access to the existing content library is recognized as revenue at the commencement of the contract when control of the content library is transferred. The remaining contractual consideration is recognized as revenue ratably over the term of the contract when updated digital content is transferred to the licensee, in line with when the control of the new content is transferred. Management allocates the total contract consideration to each performance obligation based on a relative standalone selling price basis. We do not sell “existing content” and “future content” separately to the customer. We believe that the best estimate for value provided to the customer for each performance obligation is based on our customers’ historical content download and usage patterns. We determine the standalone selling price for each based on these observable patterns.
Revenue associated with hosted software services is recognized ratably over the term of the license.
Foreign currencies
Assets and liabilities for subsidiaries with functional currencies other than the U.S. dollar are recorded in foreign currencies and translated at the exchange rate on the Balance Sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to “Other comprehensive income (loss)”, as a separate component of stockholder’s deficit. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in “Foreign exchange gain (losses) — net” in the Consolidated Statements of Operations. For the three months ended March 31, 2023 and 2022, the Company recognized net foreign currency transaction losses of $10.9 million and gains of $7.0 million, respectively.
Accounts receivable, net
Accounts receivable are trade receivables, net of reserves for allowances for doubtful accounts totaling $6.8 million as of March 31, 2023 and $6.5 million as of December 31, 2022.
Allowance for doubtful accounts is calculated based on historical losses, existing economic conditions, and analysis of specific older account balances of customer and delegate accounts. Trade receivables are written off when collection efforts have been exhausted. The allowance for sales returns is estimated based on historical returns as a percentage of revenue. Estimated sales returns are recorded as a reduction of revenue and were insignificant in all periods presented. Less than 6% of the recorded trade receivables were more than 90 days past-due as of March 31, 2023, compared to less than 7% at December 31, 2022. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers and their dispersion across many geographic areas.
Goodwill
The Company evaluates goodwill for impairment annually or more frequently when an event occurs, or circumstances change that indicate the carrying value of the one reporting unit may not be recoverable. Circumstances that could indicate impairment and require impairment tests more frequently than annually include: significant adverse changes in legal factors or market and economic conditions, a significant decline in the financial results of the Company’s operations, significant changes in strategic plans, adverse actions by regulators, unanticipated changes in competition and market share, or a planned disposition of a significant portion of the business. Management performs the annual goodwill impairment analysis as of October 1 each year. The Company performed a qualitative screen for its 2022 goodwill impairment analyses. All of the factors above were considered as well as the Company's stock price and the indicated transaction equity value under the terms of the Business Combination Agreement. Given the significant headroom in excess of 100%, the Company passed a qualitative assessment in regard to goodwill impairment, determining that it is unlikely the fair value of the reporting unit is less than its carrying value. As circumstances change, it is possible that future goodwill impairment analysis could result in goodwill impairments, which would be included in the calculation of income or loss from operations.
Identifiable intangible assets
Identifiable intangible assets are assets that do not have physical representation but that arise from contractual or other legal rights or are capable of being separated or divided from the Company and sold, transferred, licensed, rented or exchanged. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, unless such life is determined to be indefinite. The remaining useful lives of identifiable intangible assets are reassessed each reporting period to determine whether events and circumstances warrant revisions to the remaining periods of amortization. Potential impairment of identifiable intangible assets is evaluated annually or whenever circumstances indicate that the carrying value may not be recoverable through projected discounted or undiscounted cash flows expected to be generated by the asset. There have been no significant impairments or significant changes in estimated useful lives during any of the periods presented.
Impairment of long-lived assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Impairment exists when the carrying value of an asset is not recoverable and exceeds its fair value. The carrying value of an asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The fair value of an asset is the price that would be received to sell the asset in an orderly transaction between market participants at the measurement date. Impairments are included in other operating expenses or, if material, shown separately and included in the calculation of income or loss from operations. There have been no significant impairments during any of the periods presented.
Equity-Based Compensation
Equity-based compensation is accounted for in accordance with authoritative guidance for equity-based payments. This guidance requires equity-based compensation cost to be measured at the grant date based on the fair value of the award and recognized as expense over the applicable service period, which is the vesting period, net of estimated forfeitures.

Compensation expense for equity-based payments that contain service conditions is recorded on a straight-line basis, over the service period of generally four years. Compensation expense for equity-based payments that contain performance conditions is not recorded until it is probable that the performance condition will be achieved. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results and future estimates may differ substantially from current estimates.
We use the Black-Scholes option pricing model to determine the fair value of the stock options granted. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying share of our common stock (prior to the Business Combination), the expected term of the option, the expected volatility of the price of our common stock and risk-free interest rates.
Given the recency of the Business Combination, the expected volatility assumption for equity-based compensation is based on historical volatilities of the common stock of public companies with characteristics similar to those of the Company. The risk-free rate of return represents the implied yield available during the month the award was granted for a U.S. Treasury zero-coupon security issued with a term equal to the expected life of the awards. The expected term is measured from the grant date and is based on the simplified method calculation. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.
Prior to the Business Combination, certain employees of the Company were granted equity awards under Legacy Getty’s Amended and Restated 2012 Equity Incentive Plan (“Legacy Getty 2012 Plan”). Upon closing of the Business Combination, awards under the Legacy Getty 2012 Plan were converted at the Exchange Ratio, and the Company’s board of directors approved the Getty Images Holdings, Inc. 2022 Equity Incentive Plan (“2022 Plan”). The 2022 Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock, dividend equivalents, restricted stock units, performance stock units and other stock or cash-based awards. Under the 2022 Plan, up to 51,104,577 shares of Class A common stock are reserved for issuance, of which 7,878,787 do not currently underlie outstanding equity incentive plan awards as of March 31, 2023.
Common Stock Valuations
For reporting periods prior to the closing of the Business Combination on July 22, 2022, our board of directors utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, to estimate the fair value of Legacy Getty’s common stock. These estimates and assumptions include numerous objective and subjective factors to determine the fair value of common stock at each grant date, including the following factors:
•relevant precedent transactions including our capital transactions;
•the liquidation preferences, rights, preferences, and privileges of preferred stock relative to the common stock;
•our actual operating and financial performance;
•our current business conditions and projections;
•our stage of development;
•the likelihood and timing of achieving a liquidity event for the common stock underlying the stock options, such as an initial public offering, given prevailing market conditions;
•any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;
•the market performance of comparable publicly traded companies; and
•U.S. and global capital market conditions.
In valuing our common stock, our board of directors determined the equity value of the business generally using the income approach and the market approach valuation methods. After the Equity Value is determined and allocated to the various classes of stock, a discount for lack of marketability (“DLOM”), is applied to arrive at the fair value of the common stock. A DLOM is applied based on the theory that as a private company, an owner of the stock has limited opportunities to sell this stock and any sale would involve significant transaction costs, thereby reducing overall fair market value.
In addition, the board of directors also considered any secondary transactions involving our common stock. In its evaluation of those transactions, the board of directors considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to the Company’s financial information.
Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
The fair value of our Class A Common Stock is determined based on the quoted market price on the New York Stock Exchange since the closing of our Business Combination on July 22, 2022.
Income taxes

The Company computes income taxes and accruals for uncertain tax positions under the asset and liability method in accordance with ASC 740 for accounting for income taxes and uncertain tax positions. Deferred income taxes are provided for the temporary differences between the consolidated financial statement carrying amounts and the tax basis of the Company’s assets and liabilities and operating loss and tax credit carryforwards. The Company establishes a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management’s assessments of realizable deferred tax assets. The Company accounts for the global intangible low-tax income (“GILTI”) earned by foreign subsidiaries included in gross U.S. taxable income in the period incurred.
Recent Accounting Pronouncements
Please refer to “Note 2. Summary of Significant Accounting Policies” in our condensed consolidated financial statements included elsewhere in this report.
Item 3.    Quantitative and qualitative disclosures about market risk
Interest rate market risk
We are exposed to changes in Adjusted Term SOFR interest rates on the USD Term Loans of the senior secured credit facilities subject to a minimum floor of 0.00%. Adjusted Term SOFR is equal to Term SOFR plus 0.10% As of March 31, 2023, the principal outstanding of our USD Term Loans of the senior secured credit facility was $684.8 million. As of March 31, 2023, the applicable Adjusted Term SOFR is above said floor. Based on the principal outstanding, as of March 31, 2023 each one eighth percentage point increase in Term SOFR would correspondingly increase our interest expense on the senior secured credit facilities by approximately $0.9 million per annum. To offset our exposure to interest rate changes, Getty Images has entered into interest rate swap agreements with notionals of $355.0 million. These swap arrangements have an embedded floor of 0.00%.and are exposed to change in LIBOR interest rates, Based on the notional outstanding, as of March 31, 2023 each one eighth percentage point increase in LIBOR would correspondingly decrease our interest expense by approximately $0.4 million per annum. We are also exposed to changes in EURIBOR interest rates on the senior secured term loan, subject to a minimum floor of 0.00%. As of March 31, 2023, the principal outstanding of our EUR Term Loans of the senior secured term was €419.0 million. Based on the principal outstanding as of March 31, 2023, each one eighth percentage point increase in the EURIBOR rate would correspondingly increase our interest expense on the senior secured credit facilities by approximately $0.6 million per annum.
Foreign currency market risk
We are exposed to foreign currency risk by virtue of our international operations. For each of the three months ended March 31, 2023 and 2022, we derived approximately 50% of our revenue from operations outside the United States. Getty Images and its subsidiaries enter into transactions that are denominated in currencies other than Getty Images’ functional currency, including Euro and British pounds. Some of these transactions result in foreign currency denominated assets and liabilities that are revalued each month. Upon revaluation, transaction gains and losses are generated, which, with the exception of those related to long-term intercompany balances, are reported as exchange gains and losses in our consolidated statements of income in the periods in which the exchange rates fluctuate. Transaction gains and losses on foreign currency denominated long-term intercompany balances for which settlement is not planned or anticipated in the foreseeable future, are reported in “Accumulated other comprehensive” loss in our consolidated balance sheets.
Transaction gains and losses arising from revaluation of assets and liabilities denominated in the same foreign currencies may offset each other, in part, acting as a natural hedge. Where our assets and liabilities are not naturally hedged, we may enter into non-exotic foreign currency exchange contracts to reduce our exposure to transaction gains and losses. These foreign exchange contracts are generally up to eighteen months in original maturity and primarily require the sale of either Euro or British Pounds and the purchase of U.S. dollars. The contracts during the current period have not been designated as hedges as defined by ASC 815, “Derivatives and Hedging,” and therefore gains and losses arising from revaluation of these forward contracts are recorded as exchange gains and losses in our consolidated statements of income in the periods in which the exchange rates fluctuate. These gains and losses generally offset, at least in part, the gains and losses of the underlying exposures that are being hedged.
The statements of operations of foreign subsidiaries are translated into U.S. dollars, our reporting currency, at the prior month’s average daily exchange rate. When these exchange rates change from period to period, they cause fluctuations in reported results of operations that are not necessarily indicative of fundamental company operating performance but instead may reflect the performance of foreign currencies.
Item 4.    Evaluation of Disclosure Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act, as of the end of the period covered by this Quarterly Report on Form 10-Q.
Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of March 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be included in the Company’s periodic SEC filings is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure.
Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting that occurred during the quarter ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Limitations of the Effectiveness of Controls
Because there are inherent limitations in all control systems, a control system, no matter how well conceived and operated, can provide only reasonable, as opposed to absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.
PART II – OTHER INFORMATION
Item 1. Legal Proceedings
The Company has been named as a defendant in two lawsuits filed by former public warrant holders in the United States District Court for the Southern District of New York, Alta Partners, LLC v. Getty Images Holdings, Inc., Case No. 1:22-cv-08916 (filed October 19, 2022), and CRCM Institutional Master Fund (BVI) LTD, et al. v. Getty Images Holdings, Inc., Case No. 1:23-cv-01074 (filed February 8, 2023). The plaintiffs generally allege breaches of the Warrant Agreement, dated August 4, 2020, and alternative claims for violations of the federal securities laws, including claims under the Securities Act of 1933 and/or the Securities Exchange Act of 1934. The complaints seek, among other things, an award of money damages. On February 17, 2023, the Court consolidated the actions for purposes of discovery. The Company has filed answers to the complaints. The Company believes the claims are without merit and intends to defend itself vigorously.
Getty Images (US), Inc. is a plaintiff in a lawsuit filed in the United States District Court for the District of Delaware against Stability AI, Inc. and Stability AI, Ltd. The case, Getty Images (US), Inc. v. Stability AI, Inc., Case No. 1:23-cv-00135-GBW, was originally filed on February 3, 2023 against Stability AI, Inc. Getty Images (US), Inc. filed an Amended Complaint on March 29. 2023 naming Stability AI, Ltd. as an additional defendant. The dispute arises out of the defendants’ alleged unauthorized reproduction of approximately 12 million images from Getty Images’ websites, along with the accompanying captions and associated metadata, and use of the copied content in connection with Stability AI’s generative artificial intelligence model known as Stable Diffusion. Getty Images (US), Inc. has asserted claims for copyright infringement; removal, alteration and/or falsification of copyright management information; trademark infringement; unfair competition; trademark dilution; and deceptive trade practices. The Amended Complaint seeks, among other things, monetary damages and injunctive relief. On May 2, 2023, the defendants moved to dismiss or, in the alternative, to transfer the case to the Northern District of California. The defendants’ motion is premised on their contention that Stability AI, Ltd. is not subject to personal jurisdiction in Delaware. Getty Images (US), Inc.’s opposition to the motion is due on June 16, 2023.
Arising out of similar alleged facts, Getty Images (US), Inc, Getty Images International U.C., Getty Images (UK) Limited, Getty Images Devco UK Limited and iStockphoto LP are Claimants in proceedings issued in the High Court of England & Wales against Stability AI Limited on January 16, 2023, claim number IL-2023-000007, which, together with the Particulars of Claim (the Claimants’ statement of case), have not yet been served on Stability AI Limited. A letter before action was sent to Stability AI Limited asserting claims for copyright infringement, infringement of database rights, trademark infringement, passing off and breach of the terms and conditions of the Claimants’ websites on January 16, 2023 and, to date, no substantive response has been received. The Claimants seeks, amongst other things, monetary damages, injunctive relief and legal costs.
In addition, from time to time, third parties assert claims against us regarding intellectual property rights, employment matters, privacy issues and other matters arising during the ordinary course of business. Although we cannot be certain of the outcome of any litigation or the disposition of any claims, nor the amount of damages and exposure, if any, that we could incur, we currently believe that the final disposition of all existing matters will not have a material adverse effect on our business, results of operations, financial condition or cash flows. Further, in the ordinary course of our business, we are also subject to periodic threats of lawsuits, investigations and claims. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
Item 1A. Risk Factors
We operate in a rapidly changing environment that involves a number of risks that could materially affect our business, financial condition or future results, some of which are beyond our control. In addition to the other information set forth in this Quarterly Report on Form 10-Q, you should carefully consider the factors discussed in the section “Item 1.A. Risk Factors” of our most recently filed Annual Report on Form 10-K and other filings we make with the SEC, which could materially affect our business, financial condition or future results.

Item 6. Exhibits

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Getty Images Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2022)
3.2	Amended and Restated By-Laws of Getty Images Holdings, Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Form 8-K, filed with the SEC on July 28, 2022)
10.1	Incremental Commitment Amendment and Second Amendment to Credit Agreement, dated as of May 4, 2023, by and among Abe Investment Holdings, Inc., Getty Images, Inc., J.P. Morgan Chase Bank N.A., as administrative agent, as an L/C Issuer (as defined therein) and as Swing Line Lender (as defined therein), the lenders party thereto and the other loan parties party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed with the SEC on May 10, 2023)
10.2*^	Form of Award Agreement Awarding Restricted Stock Units under the Getty Images Holdings, Inc. 2022 Earn Out Plan
31.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
__________________________________
* Filed herewith.
** Furnished herewith.
∧ Indicates management contract or compensatory plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2023		GETTY IMAGES HOLDINGS, INC.
	By:	/s/ Jennifer Leyden
	Name:	Jennifer Leyden
	Title:	Chief Financial Officer

EXHIBIT 10.2

THE GETTY IMAGES HOLDINGS, INC. 2022 EQUITY INCENTIVE PLAN
Restricted Stock Unit Award Agreement
This Restricted Stock Unit Award Agreement (this “Agreement”) is made by and between Getty Images Holdings, Inc., a corporation organized and existing under the laws of Delaware (the “Company”) and the individual listed on the applicable Grant Notice (the “Participant”), effective as of the date listed on the applicable Grant Notice (the “Date of Grant”).
RECITALS

WHEREAS, the Company has adopted the Getty Images Holdings, Inc. 2022 Equity Incentive Plan (as may be further amended, amended and restated or modified from time to time (the “Plan”)), which is incorporated herein by reference and made a part of this Agreement. Capitalized terms not otherwise defined in this Agreement shall have the meanings ascribed to those terms in the Plan; and
WHEREAS, the Company has provided the Participant with a Grant Notice which shall be part of this Agreement.
NOW THEREFORE, in consideration of the premises and mutual covenants set forth in this Agreement, the parties agree as follows:
1.Grant of Award. The Company hereby grants to the Participant, effective as of the Date of Grant, the number of restricted stock units (“RSUs”) set forth on the applicable Grant Notice, on the terms and conditions set forth in the Plan and this Agreement.

2.Vesting and Forfeiture.
(a)General. Subject to the terms and conditions set forth in the Plan and this Agreement (including the applicable Grant Notice), the RSUs shall vest as provided in the applicable Grant Notice.

(b)Termination of Service. Upon a termination of a Participant’s service for any reason or no reason, any then unvested RSUs will be forfeited immediately, automatically and without consideration. The RSUs and the shares of Common Stock (and any resulting proceeds) will continue to be subject to Sections 12.2 (Termination for Cause) and 12.3 (Right of Recapture) of the Plan.

3.Payment.

(a)Settlement. The Company shall deliver to the Participant within sixty (60) days following the Vesting Date, a number of shares Common Stock equal to the aggregate number of RSUs that have vested pursuant to Section 2. No fractional shares of Common Stock shall be delivered and any fractions shall be rounded down. The Company may deliver such shares of Common Stock either through book entry accounts held by, or in the name of, the Participant or cause to be
    1

issued a certificate or certificates representing the number of shares of Common Stock to be issued in respect of the RSUs, registered in the name of the Participant.

(b)Withholding Requirements. The Company shall have the right to require the Participant to remit to the Company the amount necessary to satisfy federal, state, provincial and local taxes, domestic or foreign, required by law or regulation to be withheld in connection with the settlement of the RSUs, and to deduct or withhold from any shares of Common Stock deliverable under this Agreement or to employ any other methods permitted by the Plan to satisfy such withholding obligation. In addition, to the extent permitted by the Committee in its sole discretion, subject to Section 16 of the Exchange Act, withholding may be satisfied through an open-market, broker-assisted sales transaction pursuant to which the Company is promptly delivered the amount of proceeds necessary to satisfy the withholding amount, which shall be subject to any terms and conditions imposed by the Committee.

4.Participant Representations. The Participant acknowledges, represents and warrants that:

(a)the Participant has been advised that the Participant may be an “affiliate” within the meaning of Rule 144 under the Securities Act and the Company is relying in part on the Participant’s representations set forth in this Section 4;

(b)if the Participant is deemed an affiliate within the meaning of Rule 144 under the Securities Act, the shares of Common Stock must be held indefinitely by the Participant unless an exemption from the registration requirements of the Securities Act is available for the resale of such shares or the Company files an additional registration statement (or a “re-offer prospectus”) with regard to the resale of such shares of Common Stock and the Company is under no obligation to register the resale of the shares of Common Stock (or to file a “re-offer prospectus”); and

(c)if the Participant is deemed an affiliate within the meaning of Rule 144 under the Securities Act, the Participant understands that the exemption from registration under Rule 144 will not be available under current law unless (i) a public trading market then exists for the shares of Common Stock, (ii) adequate information concerning the Company is then available to the public, and (iii) other terms and conditions of Rule 144 or any exemption therefrom are complied with and that any sale of the shares of Common Stock may be made only in limited amounts in accordance with such terms and conditions.

5.Miscellaneous Provisions

(a)Rights of a Shareholder. Prior to settlement of the RSUs in shares of Common Stock, neither the Participant nor the Participant’s representatives will have any rights as a shareholder of the Company with respect to any shares of Common Stock underlying the RSUs.

(b)Transfer Restrictions. The shares of Common Stock delivered hereunder shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the Securities and Exchange Commission, NYSE or any stock exchange upon which such shares of Common Stock are listed, any applicable federal or state
    2

laws and any agreement with, or policy of, the Company or the Committee to which the Participant is a party or subject, and the Committee may cause orders or designations to be placed upon the books and records of the Company’s transfer agent to make appropriate reference to such restrictions.

(c)Clawback Policy. The Participant acknowledges that the Participant is subject to the provisions of Section 12 (Forfeiture Events) and Section 14.6 (Trading Policy and Other Restrictions) of the Plan and any compensation recovery, “clawback” or similar policy adopted by the Company from time to time and/or made applicable by law including the provisions of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection and Act and the rules, regulations and requirements adopted thereunder by the Securities and Exchange Commission and/or any national securities exchange on which the Company’s equity securities may be listed. The Participant further acknowledges and agrees that any violation of any non-competition, non-solicitation, non-disclosure, non-disparagement, or other restrictive covenant obligation under any employment offer, employment contract, or confidentiality obligations otherwise agreed to in the course of Participant’s employment between Participant and the Company or any of its Subsidiaries or Affiliates shall, in the Company’s discretion, result in the forfeiture, clawback, and/or recovery of the award granted hereunder, pursuant to the terms of Sections 12 and 14.6 of the Plan or such other compensation recovery, clawback or similar policy.

(d)Adjustments. In the event of any change with respect to the outstanding shares of Common Stock contemplated by Section 4.4 of the Plan prior to delivery, the RSUs may be adjusted in accordance with Section 4.4 of the Plan.

(e)No Right to Continued Service. Nothing in this Agreement or the Plan confers upon the Participant any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Subsidiary retaining the Participant) or of the Participant, which rights are hereby expressly reserved by each, to terminate his or her Service at any time and for any reason, with or without cause.

(f)Successors and Assigns. The provisions of this Agreement will inure to the benefit of, and be binding upon, the Company and its successors and assigns and upon the Participant, the Participant’s executor, personal representative(s), distributees, administrator, permitted transferees, permitted assignees, beneficiaries, and legatee(s), as applicable, whether or not any such person will have become a party to this Agreement and have agreed in writing to be joined herein and be bound by the terms hereof.

(g)Severability. The provisions of this Agreement are severable, and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, then the remaining provisions will nevertheless be binding and enforceable.

(h)Amendment. Except as otherwise provided in the Plan, this Agreement will not be amended unless the amendment is agreed to in writing by both the Participant and the Company.

(i)Choice of Law; Jurisdiction. This Agreement and all claims, causes of action or proceedings (whether in contract, in tort, at law or otherwise) that may be based upon, arise out of or relate to this Agreement will be governed by the internal
    3

laws of the State of Delaware, excluding any conflicts or choice-of-law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.

(j)Signature in Counterparts. This Agreement may be signed in counterparts, manually or electronically, each of which will be an original, with the same effect as if the signatures to each were upon the same instrument. If required, execution of the applicable Grant Notice shall be considered execution and acceptance of this Agreement.

(k)Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to any Awards granted under the Plan by electronic means or to request the Participant’s consent to participate in the Plan by electronic means. The Participant hereby consents to receive such documents by electronic delivery and to agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.
(l)Entire Agreement. This Agreement (including the applicable Grant Notice), the Plan, and the International Appendix constitute the entire agreement between the parties with respect to the subject matter hereof and thereof. No promises, statements, understandings, representations, or warranties of any kind, whether oral or in writing, express or implied have been made to the Participant to induce the Participant to enter into this Agreement other than the express terms set forth in this Agreement (including the applicable Grant Notice), the Plan and the International Appendix, and the Participant is not relying upon any promises, statements, understandings, representations, or warranties with respect to the subject matter hereof other than those expressly set forth in this Agreement (including the applicable Grant Notice), the Plan and the International Appendix.

(m)Acceptance. The Participant hereby acknowledges receipt of a copy of the Plan, the International Appendix, and this Agreement (including the applicable Grant Notice). The Participant has read and understands the terms and provisions of the Plan, the International Appendix, and this Agreement (including the applicable Grant Notice), and accepts the RSUs subject to all of the terms and conditions of the Plan, the International Appendix, and this Agreement (including the applicable Grant Notice). In the event of a conflict between any term or provision contained in this Agreement (including the applicable Grant Notice), and a term or provision of the Plan or the International Appendix, the applicable term and provision of the Plan or the International Appendix will govern and prevail. In the event of a conflict between any term or provision contained in the International Appendix and a term or provision of the Plan, the applicable term and provision of the Plan will govern and prevail.

    4

GETTY IMAGES HOLDINGS, INC. 2022 EQUITY INCENTIVE PLAN
RESTRICTED STOCK UNIT AWARD AGREEMENT

GRANT NOTICE

Unless otherwise defined herein, the terms defined in the Getty Images Holdings, Inc. 2022 Equity Incentive Plan. (as amended from time to time, the “Plan”) shall have the same defined meanings in this Restricted Stock Unit Award Agreement, which includes the terms of this Grant Notice (this “Grant Notice”) (collectively, the “Agreement”).
You have been granted Restricted Stock Units (the “RSUs”) subject to the terms and conditions of the Plan and this Agreement, as follows:

Name of Participant:	[_________]
Total Number of Restricted Stock Units:	[_________]
Grant Date:	[_________]
Final Expiration Date:	[_________]
Vesting Schedule:

Mandatory Sell To Cover Withholding Taxes. As a condition to receipt of the RSUs, to the fullest extent permitted under the Plan and applicable law, withholding taxes and other tax related items shall be satisfied through the sale of a number of the shares subject to the RSUs as determined in accordance with Section 3(b) of the Agreement through a broker of the Company’s choosing and the remittance of the cash proceeds to the Company. The Company is authorized and directed by the Participant to make payment(s) from the cash proceeds of this sale directly to the appropriate taxing authorities in an amount equal to the minimum statutory taxes required to be withheld. The mandatory sale of shares to cover withholding taxes and tax related items is imposed by the Company on the Participant in connection with the receipt of the RSUs, and it is intended to comply with the requirements of Rule 10b5-1(c)(1)(i)(B) of the Exchange Act and be interpreted to meet the requirements of Rule 10b5-1(c) of the Exchange Act.

Please execute this Grant Notice where indicated below, and return an executed copy of this Grant Notice to the Company. If you reside in____, your grant of RSUs and, if applicable, the issuance of any Common Stock upon the settlement of the RSUs shall be subject to your acceptance of the Agreement, by executing this Grant Notice and delivering an executed copy to the Company, and if you fail to execute and deliver this Grant Notice to the Company, your RSUs shall be forfeited without consideration.

    IN WITNESS WHEREOF, you and the Company have executed this Agreement as of the dates set forth below.
PARTICIPANT                    GETTY IMAGES HOLDINGS, INC.

________________________________        By: ______________________________
Date:_____________________________        Date: _____________________________
    5

EXHIBIT 31.1
CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE
ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Craig Peters, certify that:
1.I have reviewed this Quarterly Report on Form 10-Q of Getty Images Holdings, Inc., for the quarter ended March 31, 2023;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
a.Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b.[OMITTED]
c.Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d.Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a.All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b.Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: May 11, 2023	By:	/s/ Craig Peters
	Name:	Craig Peters
	Title:	Chief Executive Officer and Director
(Principal Executive Officer)

EXHIBIT 31.2
CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE
ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Jennifer Leyden, certify that:
1.I have reviewed this Quarterly Report on Form 10-Q of Getty Images Holdings, Inc., for the quarter ended March 31, 2023;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
a.Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b.[OMITTED]
c.Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d.Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a.All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b.Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: May 11, 2023	By:	/s/ Jennifer Leyden
	Name:	Jennifer Leyden
	Title:	Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with this Quarterly Report on Form 10-Q of Getty Images Holdings, Inc. (the “Company”), for the quarter ended March 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Craig Peters, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:
1.the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 11, 2023	By:	/s/ Craig Peters
	Name:	Craig Peters
	Title:	Chief Executive Officer and Director
(Principal Executive Officer)

EXHIBIT 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report on Form 10-Q of Getty Images Holdings, Inc. (the “Company”), for the quarter ended March 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jennifer Leyden, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:
1.the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 11, 2023	By:	/s/ Jennifer Leyden
	Name:	Jennifer Leyden
	Title:	Chief Financial Officer
(Principal Financial Officer)